SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MOTIVE, INC.
(Name of Subject Company)

MOTIVE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

61980V107
(CUSIP Number of Class of Securities)

Jack Greenberg
General Counsel and Secretary
Motive, Inc.
12515 Research Boulevard, Building 5
Austin, Texas 78759-2220
(512) 339-8335

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6454	Toby S. Myerson Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 0019-6064 (212) 373-3033

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company is Motive, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 12515 Research Boulevard, Building 5, Austin, Texas 78759-2220. The telephone number of the Company at its principal executive offices is (512) 339-8335.

(b)	Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the common stock, par value $0.001 per share, of the Company (“Common Stock”). As of the close of business on June 30, 2008, 27,754,569 shares of Common Stock were outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

The filing person is the Company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above.

(b)	Tender Offer

This Statement relates to the offer by Magic Acquisition Subsidiary Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Lucent Technologies Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”), to purchase all of the issued and outstanding shares of Common Stock (each, a “Share”), for $2.23 per Share, in cash to the seller (the “Offer Price”) without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Alcatel Lucent, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 16, 2008. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 2008, by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, among other things, the Offer is contingent upon the valid tender of a number of Shares equaling (x) not less than 17,639,096 Shares (the “Minimum Condition”), which represents approximately 58.3% of the issued and outstanding Shares (including for such purpose the 2.5 million Shares expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit (the “Settlement Shares”)), or (y) if Purchaser lowers the Minimum Condition (as is permitted on a single occasion under the Merger Agreement), not less than 15,493,417 Shares, which represents approximately 51.2% of the issued and outstanding Shares (including for such purpose the Settlement Shares), plus the total number of Shares issued or to be issued between the date of the Merger Agreement and the acceptance for payment by Purchaser of Shares tendered in the Offer in response to certain elections to exercise options or warrants to purchase Shares (the “Lowered Minimum Condition”).

Pursuant to the terms of the Merger Agreement, the Company also granted Purchaser, subject to certain conditions and limitations, an irrevocable option (the “Top-Up Option”), to be exercised, in whole or in part, on or prior to the 5th business day after completion of the Offer, to acquire a number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent, Purchaser and any of their respective wholly-owned subsidiaries at the time of the exercise of the Top-Up Option, constitutes (x) if the Minimum Condition is applicable, at least 90% of the number of Shares that will be issued and outstanding immediately after giving effect to the issuance of the Top-Up Option Shares on a fully diluted basis (including all Shares issuable under options and warrants to purchase Shares), or (y) if the Lowered Minimum Condition is applicable, at least 90% of the number of

Shares that will be issued and outstanding upon acceptance for payment by Purchaser of Shares tendered in the Offer, including the Top-Up Option Shares, in either case at a price per Share equal to the Offer Price.

The Merger Agreement also provides that following completion of the Offer and, if necessary, the exercise of the Top-Up Option, the Company and Purchaser will complete a second-step merger (the “Merger”) through the “short form” procedures available under the Delaware General Corporation Law (the “DGCL”) without a meeting of the Company’s stockholders, in which Purchaser will be merged with and into the Company, with the Company as the surviving corporation (such surviving corporation, the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the common stock, par value $0.001 per share, of Purchaser will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, all Shares that are owned by the Company, Parent, or Purchaser and any of their respective direct or indirect wholly-owned subsidiaries will be cancelled and retired and will cease to exist and all other issued and outstanding Shares (other than Dissenting Shares (as defined below)) will be converted into the right to receive the Offer Price, without interest thereon, less any required withholding taxes (the “Merger Consideration”). Shares held by stockholders who have properly demanded appraisal and complied with the provisions of the DGCL relating to dissenters’ rights of appraisal (“Dissenting Shares”) will not be converted into a right to receive the Merger Consideration, unless such stockholder fails to perfect, withdraws or otherwise loses his, her or its right to appraisal.

At the Effective Time, each outstanding option to purchase shares of Common Stock issued under one of the Company’s (or a predecessor’s) stock option plans will be cancelled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option and (ii) the number of Shares issuable upon exercise of such stock option at the Effective Time, less any applicable tax or other withholdings. No consideration shall be payable in respect of any Company stock option for which the per share exercise price equals or exceeds the Merger Consideration and such Company stock option shall be cancelled and have no further force or effect. In addition, prior to the Effective Time, the Company will use its commercially reasonable efforts to cancel all outstanding warrants to purchase Shares in exchange for the right to receive a single lump sum cash payment to be paid as promptly as practicable after the Effective Time, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such warrants and (ii) the total number of Shares for which such warrants may be exercised. No consideration shall be payable in respect of any such warrants for which the per share exercise price equals or exceeds the Merger Consideration and such warrants shall be cancelled and have no further force or effect.

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Upon completion of the Merger, Purchaser intends to cause the Company to file a Form 15 with the SEC to suspend the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate the registration of the Common Stock under the Exchange Act. In the event that the number of stockholders of the Company is sufficiently reduced as a result of the completion of the Offer, Purchaser may take this action upon the completion of the Offer rather than upon completion of the Merger.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 600 Mountain Avenue, Murray Hill, New Jersey 07974.

The Company is making information relating to the Offer and the Merger available on the internet at http://ir.motive.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates are, except as noted below, described in the Information Statement that is attached hereto as Annex A and is incorporated herein by reference (the “Information Statement”), which is being furnished to the Company’s stockholders in connection with Parent’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer, pursuant to Rule 14f-1 under the Exchange Act. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflict of interests between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

(a)	Agreements, Arrangements or Understandings with Parent or Purchaser

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 13 — “The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 — “Conditions to Purchaser’s Obligations” of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is filed as exhibit (a)(1)(A) to the Schedule TO).

The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company, Parent or Purchaser. The representations and warranties contained in the Merger Agreement were made for the sole benefit of the other parties thereto and have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer and Merger, or a party may have the right to terminate the Merger Agreement, including if the representations and warranties of another party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties. Stockholders should not rely on the representations and warranties as a characterization of the actual state of facts as of the date of the Merger Agreement or as of the date of this Statement since they were modified by a confidential disclosure letter. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth in the confidential disclosure letter.

Nondisclosure Agreement

On March 28, 2007, the Company and Alcatel Lucent entered into a nondisclosure agreement to facilitate the mutual sharing of information in order to allow the parties to evaluate a potential transaction. This summary of the nondisclosure agreement does not purport to be a complete description of the terms and conditions of the nondisclosure agreement and is qualified in its entirety by reference to the nondisclosure agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Letter

On April 24, 2008, the Company and Alcatel Lucent entered into a 60 day exclusivity letter whereby the Company agreed, for a period of 60 days, not to solicit any proposals from, enter into discussions with or execute agreements with any party other than Alcatel Lucent in connection with a proposed purchase of the Company. Pursuant to the exclusivity letter, Alcatel Lucent granted the Company the right to, at any time after 30 days following the execution of the exclusivity letter (i) request written confirmation from Alcatel Lucent that its proposed purchase price for the Company was $67.8 million, subject to certain adjustments, and if Alcatel Lucent failed to issue such confirmation, provided the Company with the right to terminate the exclusivity letter without payment of any of Alcatel Lucent’s fees and expenses and (ii) terminate the exclusivity letter (subject to payment of the fees and expenses incurred by Alcatel Lucent solely in connection with its due diligence investigation, up to $250,000) in the event the Board determined that such action was necessary or appropriate in, and would be consistent with, the exercise by the Board of its fiduciary duties. This summary of the exclusivity letter does not purport to be a complete description of the terms and conditions of the exclusivity letter and is qualified in its entirety by reference to the exclusivity letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

(b)	Agreements, Arrangements or Understandings with the Company’s Executive Officers and Directors

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of their directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. As described below, the directors and officers of the Company have certain indemnification rights post-Merger, the transactions contemplated by the Merger Agreement will constitute a change in control of the Company for purposes of the change in control employment agreements with executive officers that could entitle an executive officer to severance payments and other benefits. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and the transactions contemplated therein and in determining to make the recommendation set forth in this Statement.

Director and Officer Indemnification and Insurance

Parent will cause the Surviving Corporation to assume all indemnification obligations of the Company which now exist in favor of directors and officers of the Company. Parent will also cause the Surviving Corporation to indemnify current and former directors, officers and employees of the Company and its subsidiaries.

For six years after the consummation of the Merger, Parent must cause the Surviving Corporation to maintain in effect the Company’s current director and officer liability insurance policy on terms which are no less favorable than those currently in effect, subject to a 275 percent cap on premiums and certain other conditions.

The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Management Arrangements with Parent

As of the date of this Statement, Parent is discussing the terms of future employment agreements with Anna Clepper, the Company’s Vice President, Human Resources, Michael Fitzpatrick, the Company’s Chief Financial Officer, and Richard Hanna, the Company’s Chief Operating Officer, but, as of the date of this Statement, the terms of such employment agreements with Parent have not been finalized and there can be no assurance that such agreements will be reached. The discussions referenced above commenced after the Merger Agreement was executed.

Section 16 Matters

Prior to the Effective Time, the Company will take all such steps as may be required to cause any dispositions of Common Stock or options resulting from the Merger by each officer and director who is subject to the reporting requirements under Section 16(a) of the Exchange Act, to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

(c)	Effect of the Offer and the Merger Agreement on Equity and Equity-Based Awards Granted under the Company’s Stock Plans

Stock Options.  Upon consummation of the Offer, a change in control will result under each of the Company’s (or a predecessor’s) stock option plans and, as Purchaser is not assuming any of the Company’s stock options or stock option plans, all stock options issued under the Company’s stock option plans will become fully vested at least 15 days prior to the Effective Time. At the Effective Time, each outstanding option to purchase shares of Common

Stock issued under one of the Company’s (or a predecessor’s) stock option plans will be cancelled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option and (ii) the number of Shares issuable upon exercise of such stock option at the Effective Time, less any applicable tax or other withholdings. No consideration shall be payable in respect of any Company stock option for which the per share exercise price equals or exceeds the Merger Consideration and such Company stock option shall be cancelled and have no further force or effect.

Warrants.  Prior to the Effective Time, the Company will use its commercially reasonable efforts to cancel all outstanding warrants to purchase Shares (the “Warrants”) in exchange for the right to receive a single lump sum cash payment to be paid as promptly as practicable after the Effective Time, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Warrants and (ii) the total number of Shares for which such Warrants may be exercised. No consideration shall be payable in respect of any such Warrants for which the per share exercise price equals or exceeds the Merger Consideration and such Warrants shall be cancelled and have no further force or effect.

Restricted Common Shares.  Upon consummation of the Offer, a change in control will result with respect to all of the Company’s restricted stock agreements and, as Purchaser is not assuming any of the restricted stock agreements, all restricted stock issued under the Company’s restricted stock agreements will vest in full at that time. However, it is expected that the Board will in the near term authorize the immediate vesting in full of all restricted stock, and the immediate termination of all restrictions thereon, in order to allow the holders thereof to tender such restricted stock in the Offer.

In addition to the amounts the Company’s directors and officers will receive as consideration for their directly held shares of Common Stock in the Offer and the Merger, the following directors and executive officers will receive the payments set forth below based on the options and restricted stock held by such persons:

		Restricted
Director/Officer	Options	Stock

Alfred T. Mockett, Chairman of the Board, Chief Executive Officer	$76,000	$111,500
Richard Hanna, Chief Operating Officer	$38,000	—
Michael Fitzpatrick, Chief Financial Officer	$38,000	—
Jack Greenberg, General Counsel, Secretary	$38,000	—
Markus Remark, Senior Vice President, World Wide Services	—	—
Anna Clepper, Vice President, Human Resources	—	—
Thomas J. Meredith, Director	$54,672	—
Virginia Gambale, Director	$33,171	—
Michael J. Maples, Sr., Director	$33,171	—
David Sikora, Director	$33,171	—

Change in Control Agreements and Severance Payments.  The Company currently has employment agreements with Ms. Clepper and Messrs. Mockett, Hanna, Fitzpatrick, Greenberg and Remark (each individually, an “Executive Officer” or collectively, the “Executive Officers”), all of which, except for the current employment agreement between Mr. Remark and a subsidiary of the Company, include post-employment severance and change in control benefits. Mr. Remark’s current employment agreement does not provide for post-employment severance or change in control benefits, however, under German law and custom, Mr. Remark would receive severance payments from the Company on terms and in amounts consistent with what is customary for his position with the Company, such terms and amounts to be negotiated between him and the Company. Each Executive Officer, other than Mr. Remark, is eligible for severance benefits following the occurrence of a change in control (as defined in each employment agreement), if such Executive Officer’s employment is terminated or if such Executive Officer resigns for good reason (as defined in each employment agreement).

The following table, based on a change in control having occurred as of June 30, 2008, shows the estimated payments and benefits that would be provided to each Executive Officer under his or her respective employment agreement following a change in control. For Mr. Mockett and Ms. Clepper, the actual accrued bonus amounts would be dependent on when in the year the change in control occurs and such amounts are payable only upon their termination or resignation. The accrued bonus numbers below have been calculated based on two fully completed quarters relative to the entire year. For Messrs. Hanna, Greenberg, and Fitzpatrick, the accrued bonus amount is not prorated but is for one year regardless of when the change in control occurs. The Retention Bonus column reflects the change in control acceleration of retention bonuses originally to be paid to the Executive Officers in 2008 thru 2010. See “Retention Bonus Program” below.

		Accrued	Retention	Total Change
	Severance	Bonus	Bonus	in Control
	Payment	Payment	Payment(1)	Payments
	($)	($)	($)	($)

Alfred T. Mockett(2)	350,000	175,000	429,667	954,667
Richard Hanna	137,500	165,000	300,767	603,267
Markus Remark	(3)	(3)	261,067	(3)
Jack Greenberg	112,500	112,500	204,500	429,500
Michael Fitzpatrick	112,500	112,500	204,500	429,500
Anna Clepper	107,500	32,250	183,017	322,767

(1)	Included in this column is each Executive Officer’s 2008 retention bonus grant, as follows: Mr. Mockett — $170,000; Richard Hanna — $119,000; Jack Greenberg — $85,000; Michael Fitzpatrick — $85,000; Markus Remark — $128,000; and Anna Clepper — $76,500. Also included is the value of the stock price appreciation from the 2008 retention bonus grant price of $1.70 and $1.50; for Alfred Mockett — $53,000; Richard Hanna — $37,100; Jack Greenberg — $26,500; Mike Fitzpatrick — $26,500; Markus Remark — $50,400; and Anna Clepper — $23,850.

(2)	The Company is also required to pay Mr. Mockett’s medical insurance for one year following termination of employment.

(3)	Mr. Remark’s current employment agreement with a subsidiary of the Company, dated September 18, 2003 (the “Current Remark Employment Agreement”), does not provide for any severance payments or accrued bonus payments. However, Mr. Remark would be entitled to severance payments and benefits in accordance with German law and custom, which payments and benefits are indeterminable as of the date of this Statement. Accordingly, the Company cannot determine the severance payment, accrued bonus payment or total change in control payments that Mr. Remark would have received if a change in control occurred as of June 30, 2008. In connection with Mr. Remark’s May 2008 promotion to Senior Vice President, World Wide Services of the Company, the Company has proposed to enter into a new employment agreement with Mr. Remark in substantially the form attached as Exhibit (e)(18) (the “Proposed Remark Employment Agreement”), which has not been accepted by Mr. Remark as of the date of this Statement, but which would, upon execution, supersede the terms of the Current Remark Employment Agreement. Pursuant to the terms of the Proposed Remark Employment Agreement, Mr. Remark would be eligible for severance benefits following the occurrence of a change in control (as defined in the Proposed Remark Employment Agreement), if his employment was terminated or if he resigned for good reason (as defined in the Proposed Remark Employment Agreement). Pursuant to the terms of the Proposed Remark Employment Agreement, if a change in control occurred as of June 30, 2008, Mr. Remark would have received $125,000 in severance payment, an estimated $62,500 in accrued bonus payment (calculated based on two fully completed quarters relative to the entire year, however, the actual accrued bonus amounts would be dependent on when in the year the change in control occurs and such amounts are payable only upon his termination or resignation) and an estimated $448,567 of total change of control payments (including his $261,067 retention bonus payment). Additionally, under the Proposed Remark Employment Agreement, the Company would be responsible for the expense to repatriate Mr. Remark to his home country if he was terminated by the Company. In the event that Mr. Remark does not sign the Proposed Remark Employment Agreement or an agreement in substantially the form thereof, the Company expects that the total amount payable to Mr. Remark in connection with a change in control of the Company would be less than or equal to the $448,567 total change in control payments described herein. The summaries of the Current Remark Employment Agreement and the Proposed Remark Employment Agreement contained herein are qualified in their entirety by reference to the original transaction documents, copies of which are filed as Exhibits (e)(17) and (e)(18) hereto and are incorporated herein by reference.

Pursuant to the Merger Agreement, upon a change in control, all of the then unvested restricted stock then held by the Executive Officers would be immediately vested in full. Pursuant to the Merger Agreement all unvested stock options will vest (subject to the consummation of the Merger) at least 15 days prior to the Effective Time. If a change in control had occurred on June 30, 2008, the following stock options and restricted stock would have been subject to such accelerated vesting:

	Alfred		Richard		Markus	Jack		Mike		Anna
Restricted Stock/Options	Mockett		Hanna		Remark	Greenberg		Fitzpatrick		Clepper

Restricted Stock	50,000		—		—	—		—		—
Options by Strike Price:	—		—		—	—		—		—
$1.85	133,334		66,667	(1)	—	66,667	(1)	66,667	(1)	—
$2.30	—		—		—	—		41,667	(2)	—
$2.65	—		66,667	(2)	—	41,667	(2)	—		—
$3.40	187,500	(2)	—		—	—		—		—
$8.69	—		—		2,500	—		—		—
$10.98	—		—		1,875	—		—		—

(1)	Pursuant to the applicable option agreement, in the case of a change in control, these unvested stock options will not immediately vest unless the Executive Officer’s employment is terminated as well. However, pursuant to the Merger Agreement all unvested stock options will vest (subject to the consummation of the Merger) at least 15 days prior to the Effective Time.

(2)	Pursuant to Stock Option Termination Agreements dated June 16, 2008, effective upon consummation of the Offer, these options will be cancelled.

Retention Bonuses.  Pursuant to the Company’s Key Employee Incentive Bonus Plan, the Company has awarded retention bonuses (“Retention Bonuses”) to certain key employees of the Company, including the Executive Officers. The Retention Bonuses are cash awards which vest in accordance with the vesting schedules provided in each participant’s award agreement. In addition, the Award Agreements for the Executive Officers provide for a cash payment (a “Change in Control Premium Amount”) with respect to any Retention Bonus that has not yet fully vested at the time of a change in control. The Change in Control Premium Amount for any participant is equal to the product of the participant’s Change in Control Premium (which equals the excess, if any, of the fair market value of a share of Common Stock on the last trading day before consummation of the change in control over the fair market value of a share of Common Stock on the participant’s date of award of the Retention Bonus) and the quotient obtained by dividing (i) the original dollar amount of the participant’s Retention Bonus by (ii) the fair market value of a share of Common Stock on the date of the award of the Retention Bonus. The Change in Control Premium Amount is to be paid within 10 days following the consummation of the change in control. The vesting of a participant’s award will be accelerated in connection with a change in control of the Company if either (i) the successor entity (or a parent or subsidiary of such successor entity) does not assume the award or (ii) such participant’s employment is terminated by the Company or successor entity, other than for cause, within 12 months following the change in control (except in the case where the participant is simultaneously re-employed by the Company or an affiliate of the Company). In order for a participant to be eligible to receive payment pursuant to the Retention Bonus, such participant must have been continuously employed with the Company from the date of the award through the date of payment, except (i) where the vesting of a participant’s award is accelerated due to a termination of employment by the Company or a successor entity, other than for cause, following a change in control, as described above, or (ii) where the participant’s employment with the Company is terminated due to death or disability following the vesting of an award but prior to the payment thereof. In addition, the Company, in its sole discretion, may convert all of the unvested portion of any Retention Bonus to a replacement restricted stock unit award on the terms and subject to the conditions of the Key Employee Incentive Bonus Plan.

The Company has granted Retention Bonuses pursuant to the Key Employee Incentive Bonus Plan to the Executive Officers as described below:

Aggregate
Amount of
Retention
Name	Bonus ($)

Alfred T. Mockett	429,667
Richard Hanna	300,767
Markus Remark	261,067
Jack Greenberg	204,500
Michael Fitzpatrick	204,500
Anna Clepper	183,017

Each of these Retention Bonuses vests in three equal annual installments. However, upon a change in control of the Company, in certain situations (as described above), the vesting of the Retention Bonuses will be accelerated.

Contingent Retention Bonus Program.  The Company has established a contingent retention program that consists of the implementation of retention bonuses for key individual contributors. The plan provides for a cash bonus payable March 31, 2009, with the only condition for payment being continuous employment through that date. This timing was selected to enable a one quarter transition period following the close of a transaction, during which time Purchaser can implement its own retention program(s) as it chooses. No Executive Officers are participating in this contingent retention program.

Employees.  For a period of twelve months after the Effective Time, the employees of the Company immediately prior to the Effective Time that continue as employees of Parent, the Surviving Corporation or their respective subsidiaries will be provided with health, welfare and retirement benefits that are no less favorable, in the aggregate, than those provided by the Company and its subsidiaries immediately prior to the Effective Time.

Extended Severance Benefit.  The Company has established an extended severance benefit to be offered to all employees (other than those employees employed in India or who currently have a three-month or greater severance benefit). This benefit will provide that, in the event of their involuntary termination not for cause, each such employees will receive a three-month severance and continuation of the Company’s insurance contribution for three months. This benefit will not apply to terminations after December 31, 2008.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board

The Board, at meetings held on June 11, 2008 and June 16, 2008, among other things, (1) approved the Merger Agreement, the terms of the Offer, the Merger and the other transactions contemplated under the Merger Agreement, (2) determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (3) determined that the consideration to be paid to the stockholders of the Company in the Offer and the Merger is fair to, and in the best interests of, those stockholders, (4) approved the Merger Agreement and the transactions contemplated thereby, for purposes of Section 203 of the DGCL, (5) determined that, if required under the DGCL, the Merger Agreement and the Merger be submitted to a vote of the stockholders in accordance with the DGCL, (6) elected that the Offer and the Merger, to the extent of the Board’s power and authority and to the extent permitted by law, not be subject to any takeover laws that may be applicable to Merger Agreement and the transactions contemplated thereby and (7) recommended that the stockholders accept the Offer and tender their Shares in the Offer.

(b)	Background of the Transaction

For purposes of this Item 4, references to “Alcatel Lucent”, unless otherwise specified, are to Parent, Purchaser and Alcatel Lucent.

In April 2005, Alcatel Lucent (then known as Alcatel) and the Company entered into a joint marketing and development agreement for remote management of home networking devices. As a result of such commercial relationship, Alcatel Lucent is both a joint development partner for certain of the Company’s products, as well as a worldwide distribution partner for certain of the Company’s products and services. The approximate amount of aggregate revenue to the Company resulting from Alcatel Lucent’s distribution of these products was $6.4 million as of December 31, 2007.

In the context of this commercial relationship, there has been regular and ongoing contact between the Company and Alcatel Lucent, during which the parties, from time to time, engaged in preliminary discussions concerning Alcatel Lucent’s potential acquisition of, investment in or additional commercial relationship with the Company.

In March 2007, Alcatel Lucent executed a revised confidentiality and non-disclosure agreement with the Company, replacing an earlier agreement from January 19, 2006 in connection with the joint marketing and development program. During April through August 2007, representatives of the Company and Alcatel Lucent held preliminary discussions surrounding a potential acquisition of the Company by Alcatel Lucent. Such discussions did not prove fruitful and were subsequently terminated. Such discussions did not lead to a definitive agreement.

On November 6, 2007, the Company announced that it had engaged Thomas Weisel Partners LLC (“Thomas Weisel Partners”) to assist the Company in evaluating strategic alternatives to maximize stockholder value, including a possible sale or other business combination transaction.

As part of its evaluation of strategic alternatives for the Company, representatives of Thomas Weisel Partners contacted potential bidders about a possible acquisition of the Company, and certain of such potential bidders executed confidentiality and non-disclosure agreements. Thirty-four potential bidders were contacted (or made inbound contacts) and management presentations were made to 10 potential bidders.

On November 16, 2007, representatives of Thomas Weisel Partners contacted representatives of Alcatel Lucent to advise Alcatel Lucent that the Company was considering a possible sale of the Company and Alcatel Lucent expressed an interest in participating in a possible sale of the Company.

On December 3, 2007, representatives of Alcatel Lucent attended a management presentation conducted by representatives of the Company and Thomas Weisel Partners.

Throughout January 2008, Alcatel Lucent and other potential bidders conducted preliminary due diligence investigations of the Company, which also included meetings with certain members of senior management of the Company.

On January 29, 2008, Alcatel Lucent submitted a non-binding indication of interest to acquire the Company for approximately $90 million. The non-binding indication of interest was conditioned upon, among other things, Alcatel Lucent completing its ongoing due diligence investigation of the Company, the settlement of the Company’s securities class action litigation and shareholder derivative litigation becoming final, non-appealable and fully funded, delivery of certain audited financial statements and resolution (or the reasonable prospect for resolution) of the investigation into the Company being conducted by the SEC.

On February 4, 2008, Alcatel Lucent was notified by Thomas Weisel Partners that it had not been selected to proceed into the second phase of the bidding process. At that time two other potential bidders were permitted to continue in the process.

From February 5, 2008 through February 14, 2008, representatives of Alcatel Lucent continued to express its interest to the Company to participate in the second phase of the bidding process. As a result of such discussions, on February 15, 2008, Alcatel Lucent was added to the second phase of the bidding process.

On February 29, 2008, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), transaction counsel to the Company, circulated a draft merger agreement to the potential bidders that participated in the second phase of the bidding process, including Alcatel Lucent. Concurrently therewith, Baker Botts L.L.P. (“Baker Botts”), corporate counsel to the Company, circulated a draft disclosure letter relating to the then current draft of the merger agreement.

On March 18, 2008, Alcatel Lucent submitted a revised bid to purchase the Company for a per share purchase price of $2.23, subject to certain conditions, which conditions were substantially similar to those contained in the indication of interest submitted by Alcatel Lucent on January 29, 2008 discussed above.

On March 25, 2008, representatives of Thomas Weisel Partners informed Alcatel Lucent that its bid had been rejected. Alcatel Lucent was informed that its offer price was equal to or below the proposals of other bidders and that such other proposals contained proposed closing conditions that might be more easily attained by the Company.

On March 27, 2008, the Board determined that a bid by another bidder was perceived to be less conditional than Alcatel Lucent’s bid and on March 28, 2008 the Company entered into an exclusivity agreement with such other bidder. On April 9, 2008, that exclusivity agreement was terminated as the parties could not reach agreement on terms for a definitive agreement.

On April 11, 2008, representatives of the Company and Alcatel Lucent discussed and agreed to convene certain meetings in order to re-engage discussions on the potential purchase of the Company by Alcatel Lucent.

On April 13, 2008, the Board met to discuss the status of discussions with Alcatel Lucent and appropriate next steps.

From April 15 through April 18, 2008, representatives of the Company’s management met with representatives of Alcatel Lucent and Bryan Cave LLP (“Bryan Cave”), legal counsel to Alcatel Lucent, to discuss different structures with respect to a potential business combination between the Company and Alcatel Lucent, including the Company’s proposal of a near-term equity investment by Alcatel Lucent.

Between April 16, 2008 and April 24, 2008, representatives of the Company and Alcatel Lucent negotiated the terms of an exclusivity letter whereby the Company agreed, for a period of 60 days, not to solicit any proposals from, enter into discussions with or execute agreements with any party other than Alcatel Lucent in connection with a proposed purchase of the Company. Pursuant to the exclusivity letter, which was executed on April 24, 2008, Alcatel Lucent granted the Company the right to, at any time after 30 days following the execution of the exclusivity letter (i) request written confirmation from Alcatel Lucent that its proposed purchase price for the Company was $67.8 million, subject to certain adjustments, and if Alcatel Lucent failed to issue such confirmation, provided the Company with the right to terminate the exclusivity letter without payment of any of Alcatel Lucent’s fees and expenses and (ii) terminate the exclusivity letter (subject to payment of the fees and expenses incurred by Alcatel Lucent solely in connection with its due diligence investigation, up to $250,000) in the event the Board determined that such action was necessary or appropriate in, and would be consistent with, the exercise by the Board of its fiduciary duties. Following the execution of the exclusivity letter, Alcatel Lucent continued its due diligence investigation of the Company until the execution of the Merger Agreement.

On April 30, 2008, Paul Weiss distributed a revised draft merger agreement to representatives of Alcatel Lucent and Bryan Cave. From April 30, 2008 until the execution of the Merger Agreement, the parties and their respective legal counsel exchanged drafts of the merger agreement and the related disclosure letter and held extensive discussions and negotiations relating to the terms and conditions of the draft merger agreement and the information included in the disclosure letter.

On May 6, 2008, Bryan Cave delivered to Paul Weiss a list of significant issues for discussion concerning the draft merger agreement, which issues related principally to: (i) the scope of certain representations and warranties to be made by the Company, (ii) covenants to be given by the Company in respect of its business between the execution of a definitive merger agreement and the closing of the merger, (iii) termination events and the payment of a termination fee or reimbursement of transaction expenses by the Company, and (iv) conditions to the completion by Alcatel Lucent of a tender offer for the Company’s Shares. On May 7, 2008, representatives of Paul Weiss and

Bryan Cave participated in a conference call to discuss the issues list previously provided by Bryan Cave concerning the draft merger agreement.

On May 9, 2008, Alcatel Lucent informed the Company that it had rejected the Company’s aforementioned near-term equity investment proposal, and Alcatel Lucent submitted to the Company, in lieu thereof, a term sheet for a secured loan facility between Alcatel Lucent and the Company.

On May 13, 2008, representatives of Alcatel Lucent and the Company discussed by telephone significant issues regarding the transaction. In particular, the Company rejected Alcatel Lucent’s secured loan facility proposal, discussed the proposed tender offer conditions in the draft Merger Agreement, and requested an update on the status of Alcatel Lucent’s due diligence investigation.

Over the next two weeks, representatives of the Company, Alcatel Lucent, Paul Weiss, Baker Botts and Bryan Cave engaged in various discussions and negotiations regarding the terms and conditions of the proposed transaction. Such discussions related principally to issues surrounding the covenants to be given by the Company in respect of the conduct of its business between the execution of a definitive merger agreement and the closing of the merger, termination events and the payment of a termination fee or reimbursement of transactions expenses by the Company, and conditions to the completion by Alcatel Lucent of a tender offer for the Company’s Shares.

On May 29, 2008, following a request by the Company in accordance with the exclusivity letter discussed above, Alcatel Lucent confirmed in writing to the Company that the proposed purchase price for the Company remained $67.8 million, subject to certain permitted adjustments.

Over the next several days, representatives of the Company and Alcatel Lucent, including their respective legal counsel, engaged in discussions and intensive negotiations to finalize the terms and conditions of the merger agreement.

From June 10, 2008, to June 12, 2008, representatives of Alcatel Lucent met with representatives of the Company at the Company’s headquarters in Austin, Texas to discuss human resources and certain other issues.

On June 11, 2008, the Board met with its advisers and management to review the status of negotiations and the proposed transaction with Alcatel Lucent. At such meeting, the Board, subject to the resolution of certain open issues, determined that it is advisable for the Company to enter into the Merger Agreement, approved the execution, delivery and performance of the Merger Agreement and determined to recommend that the stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. At such meeting, one member of the Board was unable to attend.

From June 11, 2008 to June 16, 2008, the parties continued to engage in discussions and negotiations with respect to the terms of the merger agreement and the related disclosure letter and, on June 16, 2008, final drafts of the Merger Agreement and the disclosure letter related thereto were distributed to the parties and their representatives. On the evening of June 16, 2008, the Board met with its advisers and management and, after being briefed on the status of the negotiations and final revisions to the terms of the Merger Agreement, reaffirmed its resolutions of June 11, 2008. At such meeting, one member of the Board was unable to attend. Shortly after such Board meeting, the Merger Agreement was executed.

On June 17, 2008, Alcatel Lucent and the Company issued a joint press release announcing execution of the Merger Agreement.

(c)	Reasons for the Recommendation of the Board of Directors

In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors. The following is a summary of the material factors that supported this decision:

•	Company Operations and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as its prospects and objectives, including the significant risks involved in achieving those prospects and objectives, and the current and expected conditions in the broadband and mobile service management software industry.

•	Challenges of Remaining Independent. The Board considered the continuing challenges facing the Company, including the size of the Company compared to its customers and competitors, the continued delinquent status of the Company relative to its periodic SEC reports, its attendant inability to hold annual stockholders’ meetings, and the cost and management attention required to become current with such reports, the fact that the Shares are not listed or admitted to trading on any securities exchange, general economic, environmental and market conditions, and the implications of those challenges on prospects for the Company as a stand-alone company.

•	Thomas Weisel Partners Fairness Opinion. The Board has received a presentation from its financial advisor, Thomas Weisel Partners, and the written opinion of Thomas Weisel Partners to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in the opinion, the Offer Price to be received by the stockholders in the Offer is fair from a financial point of view to such holders. A summary of the Thomas Weisel Partners opinion is set forth under the caption “Opinion of Thomas Weisel Partners” below. The full text of the Thomas Weisel Partners opinion dated June 16, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in rendering its opinion, is attached as Annex B and is incorporated in its entirety herein by reference. Company stockholders are urged to, and should, carefully read the Thomas Weisel Partners opinion in its entirety. The Thomas Weisel Partners opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Common Stock of the Offer Price proposed to be paid in the Offer. The Thomas Weisel Partners opinion was directed solely to the Board and was not intended to be, and does not constitute, a recommendation to any Company stockholder as to how any stockholder should vote or act on any matter relating to the proposed Offer or Merger. The Board was aware that Thomas Weisel Partners becomes entitled to certain fees described in Item 5 of this Statement contingent upon the consummation of the Offer.

•	Thomas Weisel Process. The Board considered the eight-month process that it had undertaken with assistance from Thomas Weisel Partners to review strategic alternatives for the Company, including Thomas Weisel Partners’ efforts to identify and approach numerous potential acquirors for the Company, and the fact that the terms proposed by Purchaser and Parent, as reflected in the Merger Agreement, were superior to any other definitive proposal that was received during this process. The Board considered the risk of loss of opportunity to enter into a transaction with Parent and Purchaser as well as the lack of any assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium over the prevailing market price of the Shares as that contemplated by the proposed transaction.

•	Offer Price. The Board considered that the Offer Price represented a premium of approximately 53% over the closing price of the Shares on June 16, 2008, and a premium of approximately 51% over the average closing prices of the Shares for the 90 days prior to June 16, 2008, the date of the parties’ execution of the Merger Agreement.

•	Trading Price of the Company Common Stock. The Board considered the recent and historical stock price performance of the Shares.

•	The Merger Agreement. The Board considered the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step tender offer and second-step merger, and the nature of the arm’s length negotiation of the Merger Agreement.

•	Presentations and Management View. The Board considered the presentations by, and discussion of the terms of the Merger Agreement with, the Company’s senior management, Paul Weiss, Baker Botts and Thomas Weisel Partners. The Board also considered the belief of the Company’s senior management that, based on its review of the Company’s strategic alternatives and based on Thomas Weisel Partners’ experience in the industry and contact with other potential acquirors, it was highly unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its stockholders than the Offer and the Merger.

•	Strategic Alternatives. The Board considered, in consultation with Thomas Weisel Partners, potential strategic alternatives available to the Company and the viability and risks associated with each alternative, including the prospects for the Company continuing on a stand-alone basis and the risks associated with achieving and executing upon the Company’s business plan, both short-term and long-term. In particular, the Board considered the increased competition in the broadband and mobile service management software industry and the fact that greater size, critical mass and resources are increasingly required for companies to successfully compete in this industry. The Board also considered Parent to be an attractive strategic acquirer, having a complementary business platform with significant strategic relevance to the Company’s business, substantial financial resources and a strong business reputation.

•	Certainty of Value, Lack of Financing Contingency. The fact that the Offer and the Merger, because they are solely for cash consideration, coupled with the absence of any financing condition, the experience, reputation and financial condition of Parent, provided certainty as to the value of the consideration to be received in the proposed transactions and that Parent’s obligations to purchase Shares in the Offer and to close the Merger were not subject to its ability to obtain financing.

•	Ability to Pursue Subsequent Superior Proposals. The Company’s ability, prior to the Acceptance Date, to entertain subsequent acquisition proposals if certain conditions are satisfied, including where the Company receives an unsolicited bona fide acquisition proposal that the Board reasonably determines in good faith (after consultation with its outside counsel and its financial advisor) is likely to result in or constitute a Superior Proposal (as defined in the Merger Agreement).

•	Ability to Change Recommendation. The Board’s ability, prior to the Acceptance Date and subject to, under certain circumstances, the payment of Parent’s and Purchaser’s expenses of up to $1.25 million or a termination fee of $3 million (including Parent’s and Purchaser’s expenses incurred in connection with the transaction), as applicable, to change its recommendation regarding the advisability of the Offer and the Merger if it concludes in good faith, after receiving the advice of outside legal counsel, that the failure of the Board to make such a change in recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

•	Ability to Terminate Merger Agreement. The Company’s right to terminate the Merger Agreement prior to the Acceptance Date (i) to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal if certain conditions are satisfied and the Company pays a termination fee (including expenses incurred by Parent and Purchaser in connection with the transaction) of up to $3 million to Parent; and (ii) in the event of certain breaches or failures by Parent or Purchaser of their representations, warranties, covenants or agreements set forth in the Merger Agreement.

•	Availability of Dissenters’ Rights. The Board considered the fact that stockholders of the Company who believe that the terms of the Offer and the Merger are unfair have the right to dissent from the Merger and demand payment of the fair value for their shares, in lieu of the consideration to be received in the Merger, in accordance with the DGCL, if such stockholders do not tender their shares in the Offer, do not vote in favor of the Merger and otherwise comply with the DGCL.

•	Costs of Operating as a Public Company. The Board considered the fact that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders, retaining disinterested directors, and complying with the extensive regulations that are applicable to public companies.

The following is a summary of the material negative considerations that the Board weighed against the foregoing factors:

•	The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring the Company to (i) pay Parent’s and Purchaser’s expenses of up to $1.25 million or a termination fee of $3 million (including Parent’s and Purchaser’s expenses incurred in connection with the transaction), as applicable, if the Company terminates the Merger Agreement or the Board changes its recommendation regarding the advisability of the Offer and Merger under certain circumstances and (ii) pay Parent’s and Purchaser’s expenses of up to $1.25 million or a termination fee of $3 million (including Parent’s and Purchaser’s expenses incurred in connection with the transaction), as applicable, if Parent should terminate the Merger Agreement under certain circumstances.

•	The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the completion of the Merger to conduct that is in the ordinary course consistent with past practice in all material respects, as well as various other operational restrictions on the Company and its subsidiaries prior to the completion of the Merger.

•	The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships, as well as the Company’s ability to attain satisfaction of all conditions to Purchaser’s obligation to consummate the Offer, including the condition requiring the final, non-appealable resolution of the Company’s securities class action and derivative litigation and the condition requiring the Company’s delivery to Parent and Purchaser of unqualified audited financial statements for the years ended December 31, 2006 and 2007.

•	The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including if there is a Material Adverse Effect (as defined in the Merger Agreement) on the Company’s business, results of operation or financial condition, or if the Company does not perform its obligations under the Merger Agreement in all material respects.

•	The Board recognized that completion of the Offer and Merger as contemplated by the Merger Agreement would eliminate the opportunity for the Company’s stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of the Company and the strategic alternatives to the Company, and based upon the advice of financial and legal advisors. In view of the number and wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Opinion of Thomas Weisel Partners

In November 2007, the Company retained Thomas Weisel Partners to act as the Company’s financial advisor in connection with the evaluation of strategic alternatives, including a possible sale, merger, or other business combination. On June 16, 2008, Thomas Weisel Partners delivered to the Board its oral opinion that, as of that date, the consideration to be received by the Company’s stockholders in the Offer and the Merger was fair to the stockholders from a financial point of view. Thomas Weisel Partners delivered its written opinion dated June 16, 2008 confirming its oral opinion.

The Board determined the consideration the Company’s stockholders would receive in the Offer and the Merger through negotiations with Parent. The Company did not impose any limitations on Thomas Weisel Partners with respect to the investigations made or procedures followed in rendering its opinion.

The full text of the written opinion that Thomas Weisel Partners delivered to the Board is attached as Annex B and is incorporated herein by reference. Stockholders of the Company should read this opinion carefully and in its entirety. However, the following summary of the Thomas Weisel Partners opinion is provided for review by the stockholders of the Company.

Thomas Weisel Partners’ opinion addresses only the financial fairness of the Offer Price to the stockholders and does not address the relative merits of the Offer, the Merger and any alternatives to the Offer and the Merger, the Company’s underlying decision to proceed with or effect the Offer, the Merger, any other transaction as compared to the Offer or the Merger, or any other aspect of the transactions contemplated by the draft Merger Agreement. In addition, Thomas Weisel Partners’ opinion does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, or any equity issued to, any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the Offer Price. Thomas Weisel Partners’ opinion does not address the consequences of, nor does Thomas Weisel Partners express any opinion as to any consideration that may be received in the Merger by, stockholders perfecting and pursuing appraisal rights as permitted by applicable law.

In connection with its opinion, Thomas Weisel Partners, among other things:

(1) reviewed certain publicly available financial and other data with respect to the Company, including certain consolidated financial statements and certain other relevant financial and operating data relating to the Company made available from published sources and from the internal records of the Company;

(2) reviewed the financial terms and conditions of the Merger Agreement;

(3) compared the Company from a financial point of view with certain other companies which Thomas Weisel Partners deemed to be relevant;

(4) considered the financial terms, to the extent publicly available, of selected recent business combinations which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the Offer and the Merger;

(5) made inquiries regarding and discussed the Offer, the Merger and the draft Merger Agreement and the draft agreements ancillary thereto and other matters related thereto with the Company’s counsel and auditor;

(6) reviewed the reported price and trading activity for the Company’s Shares;

(7) reviewed and discussed with representatives of the Company’s senior management certain information of a business and financial nature regarding the Company, furnished to Thomas Weisel Partners by senior management, including certain financial forecasts and related assumptions; and

(8) performed such other analyses and examinations as Thomas Weisel Partners have deemed appropriate, including, without limitation, examinations of current regulatory activities and investigations involving Company, which Thomas Weisel Partners deemed to be material to the Company’s business or its ability to regain its status as a company listed on a national securities exchange.

In preparing its opinion, Thomas Weisel Partners did not assume any responsibility to independently verify, and has not independently verified, the information referred to above. Instead, with the Company’s consent, Thomas Weisel Partners relied on the information being accurate and complete in all material respects. With respect to the financial forecasts of the Company provided to Thomas Weisel Partners by the Company’s management, upon the advice of the Company’s management and with the consent of the Company’s management, Thomas Weisel Partners assumed for purposes of its opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company’s management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which Thomas Weisel Partners could form its opinion. Thomas Weisel Partners also made the following assumptions, in each case with the Company’s consent:

•	with respect to the financial forecasts for the Company provided to Thomas Weisel Partners by the Company’s management, Thomas Weisel Partners, for the purposes of its opinion, adjusted such forecasts with respect to the growth of the mobility business. The Company discussed the adjusted forecasts with Thomas Weisel Partners and acknowledged their use of such adjusted forecasts in arriving at their opinion;

•	that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates of the last financial statements made available to Thomas Weisel Partners;

•	that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and all other applicable federal and state statutes, rules and regulations; and

•	that the executed Merger Agreement will conform in all material respects to the draft Merger Agreement reviewed by Thomas Weisel Partners on June 16, 2008 and that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company, Purchaser and Parent of any of the conditions to any party’s obligations thereunder.

In addition, for purposes of their opinion:

•	Thomas Weisel Partners has assumed no responsibility for, and assumed that the Company has obtained the advise of outside counsel and independent accountants as to all legal and financial reporting matters with respect to the Company, the Offer, the Merger and the draft Merger Agreement, including the (i) status and potential implications of the litigation, regulatory activities and investigations involving the Company and (ii) impact of litigation, regulatory activities and investigations on the (A) financial reporting of the Company and (B) periodic reports of the Company filed with the SEC, the results of which advice Thomas Weisel Partners has relied on without further investigation where it deemed it appropriate; and

•	The Thomas Weisel Partners opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.

The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the Board. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, stockholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

Motive Stock Performance Analysis.  Thomas Weisel Partners examined the daily historical volume and trading prices of the Common Stock. The 30-day, 60-day, 90-day, and last twelve months average trading prices of the Common Stock were $1.49, $1.45, $1.47 and $1.82, respectively.

Historical and Projected Financial Performance.  Thomas Weisel Partners reviewed certain historical annual and quarterly results for the Company. In addition, Thomas Weisel Partners reviewed two separate estimates of the Company’s possible future financial performance for fiscal and calendar years 2008 through 2012 developed in discussion with the Company’s management. One estimate was based on the assumptions that (i) there would be slower growth than anticipated by management in the mobility business and (ii) the Company’s operating margins would be reflective of historical trends offset by the pending resolution of the re-audit, shareholder litigation and SEC investigation, (the “Base Case”). The other estimate was based on the assumptions that (i) the Company’s revenue growth would be consistent with management’s internal forecasts and (ii) the Company’s operating margins would improve relative to historical trends due to projected changes in business mix as well as due to the pending resolution of the re-audit, shareholder litigation and SEC investigation (“Adjusted Case”). A summary of the Base Case and Adjusted Case is set forth in the following table:

Fiscal Year Ending December 31	Actual	Estimated	Estimated	Estimated	Estimated	Estimated
Financial Statistic ($in millions)	2007	2008	2009	2010	2011	2012

Base Case
Revenue	$63.6	$72.4	$79.9	$89.8	$101.6	$114.5
EBITDA	$(23.6)	$(4.5)	$(0.4)	$(0.4)	$0.6	$2.7
EBITDA Margin	(37.1)%	(6.2)%	(0.5)%	(0.5)%	0.6%	2.4%
Net Income	$(32.1)	$(10.6)	$(2.0)	$(1.6)	$(0.5)	$1.6
Net Income Margin	(50.5)%	(14.6)%	(2.5)%	(1.8)%	(0.5)%	1.4%
Adjusted Case
Revenue	$63.6	$73.9	$83.0	$95.0	$109.8	$126.2
EBITDA	$(23.6)	$(0.2)	$3.5	$4.9	$7.5	$10.7
EBITDA Margin	(37.1)%	(0.3)%	4.2%	5.2%	6.8%	8.5%
Net Income	$(32.1)	$(6.4)	$1.0	$2.5	$4.9	$7.8
Net Income Margin	(50.5)%	(8.6)%	1.2%	2.6%	4.4%	6.2%

Comparable Company Analysis.  Based on public and other available information, Thomas Weisel Partners calculated the multiples of aggregate value, which Thomas Weisel Partners defined as equity value plus debt less cash and cash equivalents, to calendar year revenues, earnings before interest, taxes, depreciation and amortization (EBITDA) and net income for companies with similar financial position challenged by growth, scale or profitability serving telecommunication service providers as well as those with a broader focus. Thomas Weisel Partners believes that the 12 companies listed below have operations similar to some of the operations of the Company, but noted that none of these companies have the same management, composition, size or combination of businesses as the Company:

•	ActivIdentity Corporation

•	Borland Software Corporation

•	Chordiant Software, Inc.

•	HireRight, Inc.

•	Ilog SA

•	i2 Technologies, Inc.

•	Kana Software Inc.

•	Openwave Systems, Inc.

•	Pervasive Software Inc.

•	QAD Inc.

•	SupportSoft, Inc.

•	Vignette Corporation

The following table sets forth the multiples indicated by this analysis:

	Range of
Aggregate Value to:	Multiples(1)	Mean		Median

Actual 2007 Revenues	0.63x — 0.94x	0.75	x	0.77	x
Actual 2007 EBITDA	6.1x — 8.2x	8.4	x	6.9	x
Actual 2007 Net Income	14.1x — 21.8x	19.7	x	17.5	x

Estimated 2008 Revenues	0.60x — 0.90x	0.72	x	0.74	x
Estimated 2008 EBITDA	7.5x — 11.4x	9.5	x	8.6	x
Estimated 2008 Net Income	20.4x — 24.7x	22.5	x	23.0	x

Estimated 2009 Revenues	0.60x — 0.84x	0.67	x	0.68	x
Estimated 2009 EBITDA	6.2x — 7.6x	6.6	x	6.5	x
Estimated 2009 Net Income	14.3x — 18.8x	18.9	x	18.5	x

(1)	Reflects 1st — 3rd quartile

While the comparable company analysis compared the Company to 12 companies in similar financial position, Thomas Weisel Partners did not include every company that could be deemed to be in this category, or in the specific sector of the software industry in which the Company participates.

The following table sets forth the implied multiples indicated by the aggregate value of the consideration to be received by the Company’s stockholders in connection with the Offer and the Merger. If the applicable Motive financial statistic is negative, the implied multiple is listed as Not Meaningful (“N.M.”).

	Base Case	Adjusted Case
Aggregate Value to:	Implied Multiples	Implied Multiples

Actual 2007 Revenues	0.90x	0.90x
Actual 2007 EBITDA	N.M.	N.M.
Actual 2007 Net Income	N.M.	N.M.

	Base Case	Adjusted Case
	Implied Multiples	Implied Multiples

Estimated 2008 Revenues	0.79x	0.77x
Estimated 2008 EBITDA	N.M.	N.M.
Estimated 2008 Net Income	N.M.	N.M.

	Base Case	Adjusted Case
	Implied Multiples	Implied Multiples

Estimated 2009 Revenues	0.72x	0.69x
Estimated 2009 EBITDA	N.M.	16.3x
Estimated 2009 Net Income	N.M.	51.4x

Comparable Transactions Analysis.  Based on public and other available information, Thomas Weisel Partners calculated where available: (1) the multiples of aggregate value to Last Twelve Months (“LTM”) revenues, LTM EBITDA and LTM net income; and (2) aggregate value to Next Twelve Months (“NTM”) revenues, NTM EBITDA and NTM net income for the following 26 comparable transactions selected based on target companies having a similar financial position to the Company:

Announcement Date	Name of Target	Name of Acquiror

07/29/04	Primus	Art Technology Group
09/03/04	QRS Corp.	Inovis International
09/21/04	Braun Consulting	Fair Isaac
01/07/05	Vastera	JP Morgan
05/10/05	Tarantella	Sun
07/29/05	MDSI	Vista
08/09/05	Register.com	Vector Capital
10/06/05	Centra Software	Saba Software
03/13/06	Artemis International Solutions	Versata
04/11/06	Portal	Oracle
04/27/06	NetIQ	AttachmateWRQ
05/24/06	DCS Group	Reynolds & Reynolds
06/05/06	Onyx Software	Made2Manage
08/28/06	InterVideo Inc.	Corel Corp.
09/21/06	Vitria Technology, Inc.	Innovation Technology Group
10/23/06	Metasolv, Inc.	Oracle
10/23/06	Indus International	Vista Equity Partners
04/02/07	Workbrain Corp.	Infor
04/11/07	Mobius Management	Allen Systems
04/24/07	Panda Software	Gala Capital
05/03/07	EasyLink Services	Internet Commerce
08/13/07	Gensym	Versata
10/2/007	Printronix	Vector Capital
05/01/08	NetManage	Micro Focus
05/29/08	Kintera	Blackbaud
06/06/08	Tumbleweed Communications	Axway

The following table sets forth the multiples indicated by this analysis and the multiples implied by the Offer:

	Range of					Proposed
Aggregate Value to:	Multiples(1)	Mean		Median		Transaction

LTM Revenues	0.9x — 1.6x	1.2	x	1.0	x	0.8	x
LTM EBITDA	12.5x — 35.3x	24.5	x	17.7	x	N.M.

				Proposed	Proposed
	Range of			Transaction	Transaction at
Aggregate Value to:	Multiples (1)	Mean	Median	at Base Case	Adjusted Case

NTM Revenues	1.1x — 1.6x	1.4x	1.5x	0.7x	0.7x
NTM EBITDA	7.8x — 27.6x	17.4x	12.4x	N.M.	N.M.

(1)	Reflects 1st — 3rd quartile

No company or transaction in the comparable company or comparable transactions analyses is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical;

rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

Premiums Paid Analysis.  Thomas Weisel Partners reviewed the consideration paid in 77 U.S. acquisitions in the technology industry involving an aggregate value between $50 and $300 million announced since January 1, 2005 and separately, a group of comparable transactions selected based on target companies having a similar financial position to the Company. Thomas Weisel Partners calculated the premiums paid in these transactions over the applicable stock price of the target company one day and twenty days periods prior to the announcement of the acquisition. The following table summarizes Thomas Weisel Partners’ analysis:

	Overall Technology		Selected Comparable Transactions
	Premium	Premium	Premium	Premium
	One Day	Twenty Days	One Day	Twenty Days
	Prior to	Prior to	Prior to	Prior to
	Announcement	Announcement	Announcement	Announcement

3rd quartile	37.6%	41.6%	43.9%	41.5%
Median	26.8%	27.4%	18.3%	25.0%
1st quartile	12.6%	15.4%	9.2%	8.6%

Thomas Weisel Partners noted that the premiums implied by the transactions contemplated by the Merger Agreement were 52.7% and 48.0% for the period one day and 20 days prior to the date of the Thomas Weisel Partners opinion, respectively.

Discounted Cash Flow Analysis.  Thomas Weisel Partners used Base Case and Adjusted Case financial cash flow forecasts of the Company for fiscal years 2008 through 2012, as estimated by the Thomas Weisel Partners in consultation with the Company’s management, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that the Company would perform in accordance with these forecasts. Thomas Weisel Partners first estimated the terminal value of the projected cash flows by applying multiples to the Company’s estimated EBITDA, which multiples ranged from 7.0x to 9.0x. Thomas Weisel Partners then discounted the cash flows projected through 2012 and the terminal values to present values using rates ranging from 13.5% to 17.5%. This analysis indicated a range of aggregate values, which were then reduced by the Company’s estimated net debt, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied Base Case equity values per share ranging from $1.07 to $1.33 and Adjusted Case equity values per share ranging from $2.57 to $3.32. Thomas Weisel Partners noted that the value of stock consideration to be received by the Company’s stockholders under the Merger Agreement was $2.23 per share.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board and underlying its opinion. In addition, Thomas Weisel Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of the Company.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be received by the Company’s stockholders pursuant to the Offer and the Merger, and were provided to the Company in connection with the delivery of the Thomas Weisel Partners opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the Board took into consideration in making its determination to approve, and to recommend that the Company’s stockholders approve, the Offer and the Merger.

The Company has agreed to pay Thomas Weisel Partners a fee, payable upon consummation of the sale of the Company, equal to the greater of 2% of the value of the transaction or $1.75 million. In addition, the Company agreed to pay Thomas Weisel Partners a fee of $250,000 upon delivery of its fairness opinion in connection with a sale of the Company. The Board was aware of this fee structure and took it into account in considering the Thomas Weisel Partners opinion and in approving the Offer and the Merger. Further, the Company has agreed to reimburse Thomas Weisel Partners for its reasonable out-of-pocket expenses and to indemnify Thomas Weisel Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons, against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. Thomas Weisel Partners also acted as an underwriter in connection with the initial public offering of the Company’s Common Stock and has performed various investment banking services for the Company.

Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer, other than such Shares, if any, that any such person or entity may have an unexercised right to purchase by exercising stock options. Following the Merger, Parent, through its authorized paying agent, will pay each option holder cash in an amount equal to the product of (i) the amount, if any, by which $2.23 (or the highest price paid for any Share in the Offer) exceeds the per Share exercise price of such option holder’s options and (ii) the number of Shares underlying such option holder’s options.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company engaged Thomas Weisel Partners pursuant to an engagement letter dated November 1, 2007 to act as the Company’s financial advisor. As part of its role as financial advisor, Thomas Weisel Partners delivered a fairness opinion to the Board. Pursuant to the terms of the engagement letter, the Company agreed to pay Thomas Weisel Partners a fee, payable upon consummation of the sale of the Company, equal to the greater of 2% of the value of the transaction or $1.75 million. In addition, the Company agreed to pay Thomas Weisel Partners a fee of $250,000 upon delivery of its fairness opinion in connection with a sale of the Company.

The Company has also agreed to reimburse Thomas Weisel Partners for all of its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Thomas Weisel Partners and its affiliates and their respective directors, officers, agents, representatives and employees against liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of the engagement of Thomas Weisel Partners.

Thomas Weisel Partners, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Thomas Weisel Partners may actively trade or hold the securities of the Company, Parent or Alcatel Lucent for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Thomas Weisel Partners may maintain relationships with the Company, Parent or Alcatel Lucent, and their respective affiliates.

The Company may engage a proxy solicitation or similar firm to assist in the solicitation of tenders of Shares and will pay any such firm fees at negotiated market rates.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than the execution and delivery of the Merger Agreement.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a)	Vote of Stockholders

Pursuant to Section 253 of the DGCL, if Purchaser becomes the owner of 90% or more of the outstanding Shares as a result of the Offer, Purchaser will be able to effect the Merger without the approval of the Company’s stockholders. Pursuant to the terms of the Merger Agreement, the Company granted Purchaser, subject to certain conditions and limitations, an irrevocable option, to be exercised, in whole or in part, on or prior to the 5th business day after completion of the Offer, to acquire a number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent, Purchaser and any of their respective wholly-owned subsidiaries at the time of the exercise of the Top-Up Option, constitutes (x) if the Minimum Condition is applicable, at least 90% of the number of Shares that will be issued and outstanding immediately after giving effect to the issuance of the Top-Up Option Shares on a fully diluted basis (including all Shares issuable under options and warrants to purchase Shares), or (y) if the Lowered Minimum Condition is applicable, at least 90% of the number of Shares that will be issued and outstanding upon acceptance for payment by Purchaser of Shares tendered in the Offer, including the Top-Up Option Shares, in either case at a price per Share equal to the Offer Price.

The Merger Agreement provides that following completion of the Offer and, if necessary, the exercise of the Top-Up Option, the Company and Purchaser will complete a second-step merger through the “short form” procedures available under the DGCL without a meeting of the Company’s stockholders, in which Purchaser will be merged with and into the Company, with the Company as the Surviving Corporation.

(b)	Appraisal Rights

No appraisal rights are available to stockholders in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company, as the Surviving Corporation, a written withdrawal of the demand for appraisal within 60 days of the effective date of the Merger or such later date as approved in writing by the Company, as the Surviving Corporation.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C hereto and incorporated by reference herein.

(c)	Interested Stockholder Transaction

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers, consolidations and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. At meetings held June 11, 2008 and June 16, 2008, the Board, among other actions, took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

(d)	Antitrust Issues

HSR Act.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisitions may not be consummated until certain information and documentary material have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Company by virtue of the acquisition of Shares pursuant to the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is otherwise terminated or extended by the FTC and the Antitrust Division. Both Purchaser and the Company will file Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, and the required waiting period with respect to the Offer will expire on the fifteenth day following Purchaser’ filing, unless earlier terminated by the FTC and the Antitrust Division or unless Purchaser receives a request for additional information or documentary material (known as a “Second Request”) prior to that time. If, within the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a Second Request to Purchaser, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date on which Purchaser substantially complies with that request. If the 15 calendar day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next calendar day that is not a Saturday, Sunday or legal public holiday. Only one 10 calendar day extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day extension of the waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor the Company’s failure to substantially comply with a Second Request issued by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer.

At any time before or after Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

German Antitrust Matters.  Under the provisions of the German Act against Restraints on Competition of 1958, as amended (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. The Company was informed by Parent that it intends to file the German Notification. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Italian Antitrust Matters.  Under applicable Italian law, Purchaser’s acquisition of Shares in the Offer requires Parent to file a notification with the Autorità Garante della Concorrenza e del Mercato (the “Italian Competition Authority”). The Italian Competition Authority has 30 calendar days from the submission of Parent’s complete notification to approve the acquisition or open an in-depth investigation, which has a maximum review period of an additional 75 calendar days. Purchaser may consummate the Offer prior to receiving approval from the Italian Competition Authority. The Company was informed by Parent that it intends to file a notification with the Italian Competition Authority.

(e)	Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(f)	Projected Financial Information

Certain financial projections prepared by the Company’s management were made available to Parent in connection with Parent’s due diligence review of the Company. The information from these projections is included in this Statement solely because such information was provided to Parent in connection with its evaluation of the Company and is not being included to influence your decision whether to tender your Shares in the Offer.

These internal financial projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, the outcome of a pending SEC investigation, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Alcatel Lucent, Parent, Purchaser or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Alcatel Lucent, Parent, Purchaser or any of their respective financial advisors or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of the Company, Alcatel Lucent, Parent, Purchaser or any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Purchaser and Parent pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of Parent’s or Alcatel Lucent’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein should not be deemed an admission or representation by the Company, Parent, Purchaser or Alcatel Lucent that they are viewed by the Company, Parent, Purchaser or Alcatel Lucent as material information of the Company, and in fact the Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

These internal financial projections are not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent. The information from the these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company’s projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

5-Year Financial Projections

Income Statement Projection
$(000’s)

	2008	2009	2010	2011	2012

Revenue	$72,200	$83,000	$95,000	$109,800	$126,200
Cost of Services	28,500	30,700	33,400	38,400	44,200

Gross Margin	43,700	52,300	61,600	71,400	82,000
Gross Margin %	60.53%	63.01%	64.84%	65.03%	64.98%
Operating Expenses:
Sales & Marketing	19,900	20,800	23,900	27,500	31,600
Development	14,800	12,000	10,000	10,000	10,000
Administration	16,800	11,000	10,000	11,000	13,000

Total Operating Expenses	51,500	43,800	43,900	48,500	54,600
Operating Profit	$(7,800)	$8,500	$17,700	$22,900	$27,400

Revenue By Product Line
$(000’s)

Product	2008	2009	2010	2011	2012

HSD(1)	$35,400	$34,900	$30,000	$25,000	$20,000
HDM(2)	31,000	28,200	30,000	35,000	35,000
S.A.(3)	2,200	5,800	10,000	15,000	15,000
Mobility	3,600	14,100	25,000	34,800	56,200

Total Revenue	$72,200	$83,000	$95,000	$109,800	$126,200

(1)	High-Speed Data

(2)	Home Device Manager

(3)	IPTV Service Assurance

Revenue - Product Line - Existing vs. New Customers

	Revenue From
	Existing	New
Product	Customers	Customers	Total

HSD	85.00%	15.00%	100.00%
HDM	60.00%	40.00%	100.00%
S.A.	80.00%	20.00%	100.00%
Mobility	10.00%	90.00%	100.00%

Revenue Allocation: Developed Technology vs. In-Process Technology

	2008		2009		2010		2011		2012
	Developed	In-Process	Developed	In-Process	Developed	In-Process	Developed	In-Process	Developed	In-Process
Product	R&D	R&D	R&D	R&D	R&D	R&D	R&D	R&D	R&D	R&D

HSD	90.00%	10.00%	90.00%	10.00%	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%
HDM	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%	95.00%	5.00%
S.A.	70.00%	30.00%	75.00%	25.00%	80.00%	20.00%	85.00%	15.00%	90.00%	10.00%
Mobility	35.00%	65.00%	75.00%	25.00%	85.00%	15.00%	90.00%	10.00%	95.00%	5.00%

R&D Allocation
$(000’s)

	Amount of R&D to Complete In-Process R&D
Product	2008	2009	2010	2011	2012

HSD	$437	$240	$125	$50	$25
HDM	3,056	1,440	625	250	125
S.A.	873	720	750	300	150
Mobility	4,366	2,400	1,000	400	200

	$8,732	$4,800	$2,500	$1,000	$500

	Amount of R&D to Complete Developed R&D
Product	2008	2009	2010	2011	2012

HSD	$303	$360	$375	$450	$475
HDM	2,124	2,160	1,875	2,250	2,375
S.A.	607	1,080	2,250	2,700	2,850
Mobility	3,034	3,600	3,000	3,600	3,800

	$6,068	$7,200	$7,500	$9,000	$9,500

Allocation of Cost of Revenue
$(000’s)

Product	2008	2009	2010	2011	2012

HSD	$12,474	$11,409	$9,547	$7,743	$6,005
HDM	14,237	12,431	13,047	14,740	14,758
S.A.	768	1,945	3,016	4,746	4,754
Mobility	1,021	4,915	7,789	11,170	18,683

	$28,500	$30,700	$33,400	$38,400	$44,200

Allocation of Sales, Marketing and Administration Expenses

Sales & Marketing	2008	2009	2010	2011	2012

HSD	$9,757	$8,746	$7,547	$6,261	$5,008
HDM	8,544	7,067	7,547	8,766	8,764
S.A.	606	1,453	2,516	3,757	3,756
Mobility	992	3,533	6,289	8,716	14,072

	$19,900	$20,800	$23,900	$27,500	$31,600

Administration	2008	2009	2010	2011	2012

HSD	$8,237	$4,625	$3,158	$2,505	$2,060
HDM	7,213	3,737	3,158	3,506	3,605
S.A.	512	769	1,053	1,503	1,545
Mobility	838	1,869	2,632	3,486	5,789

	$16,800	$11,000	$10,000	$11,000	$13,000

Marketing Expenses - New Customers
$(000’s)

2008	2009	2010	2011	2012

$750	$750	$750	$750	$750

Product Line - P&L’s
$(000’s)

	2008					2009
	HSD	HDM	S.A.	Mobility	Total	HSD	HDM	S.A.	Mobility	Total

Revenue	$35,400	$31,000	$2,200	$3,600	$72,200	$34,900	$28,200	$5,800	$14,100	$83,000
Cost of Services	12,474	14,237	768	1,021	28,500	11,409	12,431	1,945	4,915	30,700

Gross Margin	22,926	16,763	1,432	2,579	43,700	23,491	15,769	3,855	9,185	52,300
Gross Margin %	64.76%	54.07%	65.07%	71.64%	60.53%	67.31%	55.92%	66.46%	65.14%	63.01%
Operating Expenses:
Sales & Marketing	9,757	8,544	606	992	19,900	8,746	7,067	1,453	3,533	20,800
Development	740	5,180	1,480	7,400	14,800	600	3,600	1,800	6,000	12,000
Administration	8,237	7,213	512	838	16,800	4,625	3,737	769	1,869	11,000

Total Operating Expenses	18,734	20,938	2,598	9,230	51,500	13,971	14,404	4,022	11,402	43,800
Operating Profit	$4,192	$(4,174)	$(1,167)	$(6,651)	$(7,800)	$9,520	$1,365	$(167)	$(2,217)	$8,500

	2010					2011
	HSD	HDM	S.A.	Mobility	Total	HSD	HDM	S.A.	Mobility	Total

Revenue	$30,000	$30,000	$10,000	$25,000	$95,000	$25,000	$35,000	$15,000	$34,800	$109,800
Cost of Services	9,547	13,047	3,016	7,789	33,400	7,743	14,740	4,746	11,170	38,400

Gross Margin	20,453	16,953	6,984	17,211	61,600	17,257	20,260	10,254	23,630	71,400
Gross Margin %	68.18%	56.51%	69.84%	68.84%	64.84%	69.03%	57.88%	68.36%	67.90%	65.03%
Operating Expenses:
Sales & Marketing	7,547	7,547	2,516	6,289	23,900	6,261	8,766	3,757	8,716	27,500
Development	500	2,500	3,000	4,000	10,000	500	2,500	3,000	4,000	10,000
Administration	3,158	3,158	1,053	2,632	10,000	2,505	3,506	1,503	3,486	11,000

Total Operating Expenses	11,205	13,205	6,568	12,921	43,900	9,266	14,772	8,260	16,202	48,500
Operating Profit	$9,247	$3,747	$416	$4,289	$17,700	$7,991	$5,487	$1,995	$7,427	$22,900

	2012
	HSD	HDM	S.A.	Mobility	Total

Revenue	$20,000	$35,000	$15,000	$56,200	$126,200
Cost of Services	6,005	14,758	4,754	18,683	44,200

Gross Margin	13,995	20,242	10,246	37,517	82,000
Gross Margin %	69.98%	57.83%	68.31%	66.76%	64.98%
Operating Expenses:
Sales & Marketing	5,008	8,764	3,756	14,072	31,600
Development	500	2,500	3,000	4,000	10,000
Administration	2,060	3,605	1,545	5,789	13,000

Total Operating Expenses	7,568	14,869	8,301	23,861	54,600
Operating Profit	$6,427	$5,372	$1,945	$13,655	$27,400

2008 Budgeted Financial Information

Income Statement
$(000’s)

						% of
	Q108	Q208	Q308	Q408	2008	Total

Revenue:
License fees	$13,500	$14,500	$15,499	$16,501	$60,000	81%
Services	3,267	3,389	3,539	3,705	13,900	19%
Acquired contracts	—	—	—	—	—
Total revenue	16,767	17,889	19,039	20,205	73,900	100%
Cost of revenue:
License fees	743	793	848	887	3,271	4%
Amount of acquired technology	—	—	—	—	—	0%
Services	6,973	6,621	5,982	5,349	24,925	34%
Total cost of revenue	$7,716	$7,414	$6,830	$6,236	$28,196	38%
Gross Margin	9,051	10,475	12,209	13,969	45,704	62%
Operating expenses:
Sales and marketing	4,249	4,546	5,580	5,332	19,706	27%
Research and development	3,629	3,617	3,565	3,577	14,388	19%
General and administrative	4,055	3,868	3,538	3,546	15,007	20%
Sub-total before amortization and other	11,933	12,031	12,683	12,455	49,102	66%
Income/(Loss) before amortization and other	(2,882)	(1,555)	(474)	1,514	(3,397)	(5)%
Amortization of deferred stock compensation	642	601	522	544	2,308	3%
Amortization of goodwill and intangibles	138	138	138	161	573	1%
Impairment of Long Life Assets	—	—	—	—	—	0%
Equity in subsidiaries	—	—	—	—	—	0%
Legal Settlement	—	—	—	—	—	0%
Restructuring charges	—	—	—	—	—	0%
Total operating expenses	12,712	12,769	13,342	13,159	51,983	70%
Income/(Loss) from operations	(3,661)	(2,294)	(1,133)	810	(6,279)	(8)%
Other income (expense), net	(72)	—	—	—	(72)	0%
Interest income (expense), net	210	129	87	70	496	1%
Income/(Loss) before taxes	(3,523)	(2,166)	(1,046)	880	(5,855)	(8)%
Income tax provision	125	125	125	125	500	1%
Net Income/(Loss)	$(3,648)	$(2,290)	$(1,171)	$755	$(6,354)	(9)%

Balance Sheet
$(000’s)

	Q108	Q208	Q308	Q408

ASSETS
Current Assets
Cash & cash equivalents	$14,716	$10,638	$6,209	$7,082
Short-term investments	—	—	—	—
Accounts receivable, net	11,938	11,612	14,920	14,122
Intercompany receivables	—	—	—	—
Prepaid expenses & other current assets	5,378	6,130	7,019	6,434
Total current assets	32,032	28,380	28,148	27,638
Property and equipment	8,928	9,328	9,728	10,128
Accumulated depreciation	(5,937)	(6,822)	(7,590)	(8,241)
Property and equipment, net	2,991	2,506	2,138	1,887
Goodwill	39,656	39,656	39,656	39,656
Other Intangibles, net	435	297	159	—
Acquired technology, net	2,292	—	—	—
Other assets	2,869	2,630	2,411	2,210

Total assets	$77,983	$73,469	$72,512	$71,390

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$4,114	$4,047	$4,051	$3,827
Accrued Expenses	6,662	7,348	9,854	10,969
Deferred revenues	71,932	68,580	65,856	62,636
Current portion of long-term debt	—	—	—	—
Total current liabilities	82,708	79,976	79,761	77,433
Long-term debt, net of current portion	—	—	—	—
Total liabilities	82,708	79,976	79,761	77,433
Redeemable convertible preferred stock, net	—	—	—	—
Stockholders’ Equity/(Deficit)
Common stock at par value	28	28	28	28
Additional paid-in capital	254,250	254,851	255,373	255,917
Treasury Stock	(779)	(794)	(809)	(824)
Notes receivable from stockholder	—	—	—	—
Deferred stock compensation	(2)	(2)	(2)	(2)
ATA (Accumulated Translation Adjustment)	(1,060)	(1,137)	(1,214)	(1,292)
Retained earnings/(deficit)	(253,514)	(253,514)	(253,514)	(253,514)
Year-to-date income/(loss)	(3,648)	(5,939)	(7,110)	(6,354)
Total stockholders’ equity/(deficit)	(4,726)	(6,507)	(7,249)	(6,042)

Total liabilities and equity/(deficit)	$77,983	$73,469	$72,512	$71,390

Statement of Cash Flows
$(000’s)

	Q108	Q208	Q308	Q408	2008

Operating activities:
Net income/(Loss)	$(3,648)	$(2,290)	$(1,171)	$755	$(6,354)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	851	885	768	651	3,155
Stock compensation and amortization of deferred compensation	642	601	522	544	2,308
Amortization of intangible assets	138	138	138	159	573
In-process research and development	—	—	—	—	—
Other	—	—	—	—	—
Changes in assets and liabilities:
Accounts receivable, net	(2,680)	326	(3,307)	798	(4,864)
Prepaids and other current assets	(2,474)	(513)	(670)	786	(2,871)
Accounts payable	(6,570)	(66)	4	(224)	(6,857)
Accrued compensation	(3,924)	(517)	(761)	(1,838)	(7,040)
Other accrued liabilities	(2,428)	1,203	3,267	2,953	4,995
Other long-term accrued liabilities	(126)	(92)	(92)	(93)	(403)
Deferred revenue	4,883	(3,352)	(2,725)	(3,219)	(4,413)
Net cash provided by (used in) operating activities	(15,336)	(3,678)	(4,028)	1,272	(21,770)
Investing activities:
Purchases of property and equipment	(400)	(400)	(400)	(400)	(1,600)
Other assets — Royalty	—	—	—	—	—
Purchases of technology	—	—	—	—	—
Payments for business acquisitions, net of cash acquired	—	—	—	—	—
Purchases of short-term investments	—	—	—	—	—
Sales and maturities of short-term investments	—	—	—	—	—
Net cash provided by (used in) investing activities	(400)	(400)	(400)	(400)	(1,600)
Financing activities:
Proceeds from follow-on public offering, net of issuance costs	—	—	—	—	—
Proceeds from other issuances of common stock	5,000	—	—	—	5,000
Repurchase of common stock	—	—	—	—	—
Proceeds/Payments from financing obligations	—	—	—	—	—
Net cash provided by financing activities	5,000	—	—	—	5,000
Net effect of exchange rates on cash and cash equivalents	—	—	—	—	—
Net increase (decrease) in cash and cash equivalents	(10,736)	(4,078)	(4,428)	872	(18,370)
Cash and cash equivalents at beginning of period	25,452	14,716	10,638	6,210	25,452

Cash and cash equivalents at end of period	$14,716	$10,638	$6,210	$7,082	$7,082

2008 Projected Departmental Expense and Headcount

Operating Expense $(000’s)	Q108	Q208	Q308	Q408	Plan 2008

Professional Services	$6,962	$6,639	$5,988	$5,335	$24,924
Sales	3,304	3,566	4,535	4,297	15,702
Business Development	564	609	669	653	2,495
Marketing	378	377	378	378	1,510
Development	3,622	3,629	3,569	3,568	14,388
Administration	4,050	3,878	3,542	3,539	15,008
Total Motive	$18,879	$18,697	$18,681	$17,769	$74,027

Headcount	Q108	Q208	Q308	Q408	Plan 2008

Professional Services	133	135	135	135	135
Sales	37	37	37	37	37
Business Development	9	9	9	9	9
Marketing	4	4	4	4	4
Development	100	101	101	101	101
Administration	42	42	42	42	42
Total Departments	325	328	328	328	328

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

Exhibit
Number	Description

(a)(1)	Letter to the stockholders of the Company, dated July 16, 2008.
(a)(2)	Offer to Purchase, dated July 16, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2)(B) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(4)	Opinion of Thomas Weisel Partners, dated June 16, 2008 (included as Annex B to this Statement).
(a)(5)	Joint Press Release of Alcatel Lucent and the Company, dated June 17, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 17, 2008).
(a)(6)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).
(e)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 17, 2008).
(e)(2)	Information Statement of the Company, dated July 16, 2008 (included as Annex A to this Statement).
(e)(3)	Exclusivity Letter, dated April 24, 2008, between the Company and Alcatel Lucent.
(e)(4)	Nondisclosure Agreement, dated March 28, 2007, between the Company and Parent.
(e)(5)	The Company’s Key Employee Incentive Bonus Plan, effective as of May 29, 2007 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(6)	Form of Cash Award Agreement under the Company’s Key Employee Incentive Bonus Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(7)	Form of Indemnification Agreement for directors and officers (incorporated herein by reference to Exhibit 10.5 of the Company’s registration statement on Form S-1 (File No. 333-111030) filed on December 9, 2003).
(e)(8)	Employment Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on February 21, 2006).

Exhibit
Number	Description

(e)(9)	Restricted Stock Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(10)	Amendment to Restricted Stock Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(11)	Non-Qualified Stock Option Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(12)	Stock Option Termination Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(13)	Indemnification Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(14)	Employment Agreement, dated September 27, 2007, between the Company and Richard Hanna (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(15)	Employment Agreement, dated September 27, 2007, between the Company and Jack Greenberg (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(16)	Employment Agreement, dated September 27, 2007, between the Company and Mike Fitzpatrick (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 10, 2007).
(e)(17)	Employment Agreement, dated September 18, 2003, between Motive Communications Deutschland GmbH and Markus Remark.
(e)(18)	Proposed Employment Agreement, between the Company and Markus Remark.
(e)(19)	Employment Agreement, dated December 7, 2007, between the Company and Anna E. Clepper (incorporated herein by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(20)	The Company’s 2006 Director Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(21)	Form of Amendment to Employment Agreements of Certain Officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(22)	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc., and each of Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Virginia Gambale, Mike Maples, Tom Meredith and Dave Sikora (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(23)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(24)	Amendment to Amended and Restated Equity Incentive Plan of Motive, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MOTIVE, INC.

Date: July 16, 2008	By: /s/ Jack Greenberg Name: Jack Greenberg Title: General Counsel and Secretary

ANNEX A

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about July 16, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Motive, Inc. (the “Company”). Stockholders are receiving this Information Statement in connection with the possible election of persons designated by Lucent Technologies Inc., a Delaware corporation (“Parent”), to a majority of seats on the Board of Directors of the Company (the “Board of Directors” or the “Board”). On June 16, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Magic Acquisition Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), pursuant to which Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Common Stock”), for $2.23 per Shares, in cash to the seller (the “Offer Price”) without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated July 16, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(2)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Alcatel Lucent, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 16, 2008. The Merger Agreement provides that on the first business day after the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Company, Parent and Purchaser will complete a second-step merger (the “Merger”) through the “short form” procedures available under the DGCL without a meeting of the Company’s stockholders, in which Purchaser will be merged with and into the Company, with the Company as the surviving corporation (such surviving corporation, the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.001 per share, of Purchaser will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, all Shares that are owned by the Company, Parent or Purchaser and any of their respective direct or indirect wholly-owned subsidiaries will be canceled and retired and will cease to exist and all other issued and outstanding Shares (other than Dissenting Shares, as contemplated by Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Per Share Price”). Shares held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal (the “Dissenting Shares”) will not be converted into a right to receive the Per Share Price, unless such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on July 16, 2008 and which is being mailed to stockholders of the Company along with this Information Statement. This Information Statement is being mailed to stockholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined below) has been provided by Parent. Stockholders are urged to read this Information Statement carefully. Stockholders are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed thereto in the Statement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 16, 2008. The Offer is currently scheduled to expire at 12:00 a.m., New York City time, on August 12, 2008 unless Purchaser extends it.

GENERAL

The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share has one vote. As of the close of business on June 30, 2008, there were 27,754,569 outstanding Shares of Common Stock. See “Security Ownership of Certain Beneficial Owners and Management” below.

RIGHT TO DESIGNATE DIRECTORS AND THE PURCHASER DESIGNEES

The Board of Directors of the Company

The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly after the Acceptance Date, and from time to time thereafter as Shares are acquired, Parent will be entitled to designate for election or appointment to the Board such number of directors (the “Purchaser Designees”), rounded up to the next whole number, as will give Parent representation on the Board equal to at least the number of directors which equals the product obtained by multiplying the total number of authorized directors on the Board by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including any Shares accepted for payment by Purchaser pursuant to the Offer) bears to the total number of Shares then issued and outstanding.

Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company will have at least two directors who were members of the Board as of the date of the Merger Agreement, both of whom will not be officers of the Company or designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent or Purchaser prior to the date of the Merger Agreement (the “Independent Directors”). If fewer than two Independent Directors remain then the remaining Independent Director (if any) (or if no Independent Directors remain, the other Directors) will designate persons to fill the vacancies who will not be either officers of the Company or designees, stockholders, affiliates or associates of Parent. Prior to the Effective Time, each committee of the Board shall have one member who is an Independent Director. Notwithstanding anything in the Merger Agreement to the contrary, during the period after the election or appointment of directors designated by Parent but prior to the Effective Time, any (1) amendment or termination of the Merger Agreement by the Company, (2) extension by the Company of the time for the performance of any of the obligations or other acts of the Parent or Purchaser under the Merger Agreement, (3) waiver of any of the Company’s rights under the Merger Agreement, and (4) taking of any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby and required to be taken by the Board or any committee thereof, shall require the concurrence of all of the Independent Directors then in office, if such amendment, termination, extension or waiver would or could reasonably be expected to have an adverse effect on the stockholders of the Company (other than Purchaser, Parent, and their affiliates). The directors of the Company who are not Purchaser Designees will have the authority to retain counsel (which may include current counsel to the Company) and other advisors at the reasonable expense of the Company as determined appropriate by these directors in connection with the exercise of their duties as directors and will have the authority to institute any action on behalf of the Company to enforce the performance of the Merger Agreement.

The Purchaser Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Parent has advised the Company that, to the best of its knowledge, none of the Purchaser Designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of Parent’s knowledge, none of its designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein and other than with respect to the transactions between Parent, Purchaser and the Company that have been described in the Offer to Purchaser or the Statement.

Name, Age, and Principal Occupation and Employment History of the Purchaser Designees

The name, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, the business address of each such person is c/o Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974 and his or her telephone number is (908) 582-8500.

Name	Principal Occupation or Employment During the Past Five Years	Age

Luis Martinez Amago	President, Fixed Access, Alcatel Lucent. Previously, Mr. Martinez Amago served as President of Multimedia & Payment Business Division of Alcatel and then Alcatel Lucent (2006-2007), as President of the Wireless Transmission Division of Alcatel (2004-2006), Chief Operating Officer of the Integration and Services Division of Alcatel (2004) and Services Lines Senior Vice President, Integration and Services Division of Alcatel (2003-2004).	46
Mark G. Gibbens	Corporate Finance and Chief Investment Officer, Alcatel Lucent (since 2008.) Previously, Mr. Gibbens served as Chief Investment Officer and President of Alcatel Lucent Investment Management Corp. (2007-2008) and as Vice President, Corporate Development and Treasurer of Parent (2003-2006) and as Assistant Treasurer of Parent (2000-2002).	41
Michel Rahier	President, Carrier Business Group. Mr. Rahier also serves as a Director of Alcatel Shanghai Bell Co., Ltd. (since 2004), Director of Alcatel-Lucent Bell N.V. (since 2003), Director of Alcatel Shanghai Bell Software Co., Ltd. (since 2007), Member of the Supervisory Board of Alcatel-Lucent Deutschland AG (since 2007) and Director of Magic Acquisition Subsidiary Inc. since June 2008. Previously, Mr. Rahier served as a Director of Alcatel Tetetas Telekommunikasy on Endustri Tecaret AS (2000-2003) and Director Shanghai Bell Alcatel MOB (1997-2004).	55

Parent has advised the Company that, to the best of its knowledge, none of the Purchaser Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

It is expected that the Purchaser Designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 a.m., New York City time, on August 12, 2008, and that, upon assuming office, the Purchaser Designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2008, the beneficial ownership of each current director, each nominee for director, the Chief Executive Officer and the Company’s two most highly compensated executive officers, all executive officers and directors as a group and each stockholder known to management of the Company to own beneficially more than 5% of the Company’s Common Stock.

Under the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the Shares issuable under stock options and warrants that are exercisable within 60 days of the date set forth above. Shares so issuable under stock options and warrants are deemed outstanding for purposes of computing the percentage ownership of the person holding options or warrants but are not outstanding for purposes of computing the percentage ownership of any other person.

		Amount and Nature of
		Beneficial	Percent of
Title of Class	Name of Beneficial Owner(1)	Ownership(2)	Class(3)

Common Stock	Alfred T. Mockett(4)	1,135,952	4.1%
Common Stock	Richard Hanna(5)	166,666	0.6%
Common Stock	Jack Greenberg	116,666	0.4%
Common Stock	Thomas J. Meredith(6)	105,035	0.4%
Common Stock	Virginia Gambale(7)	82,692	0.3%
Common Stock	Michael J. Maples, Sr.(8)	115,140	0.4%
Common Stock	David Sikora(9)	206,729	0.7%
Common Stock	Special Situations Fund(10)	4,301,092	15.5%
Common Stock	Austin Ventures(11)	4,296,150	15.5%
Common Stock	S Squared Technology(12)	3,318,600	12.0%
Common Stock	T. Rowe Price(13)	2,201,193	7.9%
Common Stock	Directors & executive officers(14)	2,144,888	7.7%

(1)	The disclosure provided was taken from the most recent Schedule 13G or 13D (as amended) or Form 4, as filed with the SEC, and such were relied upon by the Company in the preparation of this Information Statement.

(2)	Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, to the Company’s knowledge the persons named in this table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

(3)	Percentage ownership is based on 27,754,569 shares of Common Stock outstanding as of June 30, 2008. Shares of Common Stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days of that date are deemed to be outstanding for the purpose of computing the percentage ownership of a person or entity in this table, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

(4)	Mr. Mockett has sole voting power and sole dispositive power with respect to 444,286 Shares. Also includes 691,666 Shares subject to stock options that are exercisable within 60 days.

(5)	Includes 166,666 Shares subject to stock options that are exercisable within 60 days.

(6)	Mr. Meredith has sole voting power and sole dispositive power with respect to 26,625 Shares. Also includes 78,410 Shares subject to stock options that are exercisable within 60 days.

(7)	Includes 82,692 Shares subject to stock options that are exercisable within 60 days.

(8)	Mr. Maples, Sr. has sole voting power and sole dispositive power with respect to 33,929 Shares. Also includes 81,211 Shares subject to stock options that are exercisable within 60 days.

(9)	Mr. Sikora has sole voting power and sole dispositive power with respect to 31,820 Shares and indirect voting power and dispositive power with respect to 104,814 Shares. Also includes 70,095 Shares subject to stock options that are exercisable within 60 days.

(10)	Based upon Amendment No. 1 to Schedule 13G filed with the SEC on December 10, 2007 by Austin W. Marxe and David M. Greenhouse, whose address is 527 Madison Avenue, Suite 2600, New York, New York 10022. Includes 193,966 Shares held by Special Situations Cayman Fund, L.P.; 301,158 Shares held by Specials Situations Technology Fund, L.P.; 1,984,959 Shares held by Special Situations Technology Fund II, L.P.; 843,946 Shares held by Special Situations Fund III, L.P.; and 977,063 Shares held by Special Situations Fund II QP, L.P.

(11)	Based upon the Schedule 13G filed with the SEC on February 11, 2005 by funds and individuals associated with Austin Ventures, including Austin Ventures V, L.P., Austin Ventures V Affiliates Fund, L.P., AV Partners, L.P., Austin Ventures VI, L.P., Austin Ventures VI Affiliates Fund, L.P., AV Partners VI, L.P., Austin Ventures VII, L.P., AV Partners VII, L.P., Joseph C. Aragona, Kenneth P. DeAngelis, Jeffrey C. Garvey, John D. Thornton, Edward E. Olkkola and Blaine F. Wesner, whose address is 300 West Sixth Street, Suite 2300, Austin, Texas 78701. Includes 1,602,460 Shares held by AV Partners V, L.P.; 80,135 Shares held by Austin Ventures V Affiliates Fund, L.P.; 1,595,547 Shares held by Austin Ventures VI, L.P.; 44,875 Shares held by Austin Ventures VI Affiliates Fund, L.P.; and 973,133 Shares held by Austin Ventures VII, L.P.

(12)	Based upon Amendment No. 3 to Schedule 13G filed with the SEC on April 30, 2008 by S Squared Technology, LLC, S Squared Technology Partners, L.P., Seymour L. Goldblatt and Kenneth A. Goldblatt, whose address is 515 Madison Avenue, New York, New York 10022. Includes 2,754,230 Shares held by S Squared Technology, LLC and 564,370 Shares held by S Squared Technology Partners, L.P., all of such shares being beneficially owned by Seymour L. Goldblatt and Kenneth A. Goldblatt.

(13)	Based upon Amendment No. 4 to Schedule 13G filed with the SEC on February 13, 2008 by T. Rowe Price Associates, Inc., whose address is 100 E. Pratt Street, Baltimore, Maryland 21202. Includes 2,201,193 shares held by T. Rowe Price Associates, Inc.

(14)	The address of each executive officer and director is c/o Motive, Inc., Attention: Investor Relations, 12515 Research Blvd., Building 5, Austin, TX 78759.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires the Company’s directors, executive officers, and holders of more than 10% of the Company’s Shares to file with the SEC reports regarding their ownership and changes in ownership of the Company’s securities. The Company believes that during fiscal 2007, its directors, executive officers, and 10% stockholders complied with all Section 16(a) filing requirements. In making this statement, the Company has relied upon examination of publicly filed copies of Forms 3, 4, and 5, and Schedules 13D and 13G, and amendments thereto, and representations of its directors and executive officers.

BOARD OF DIRECTORS

The Board is divided into three classes and at each annual meeting of stockholders, the nominees for the class up for election stand for election for a three-year term. The following table, together with the accompanying text, present certain information, as of June 30, 2008, with respect to each of the current directors of the Company.

Name	Age	Position(s) Held with the Company

Alfred T. Mockett	59	Chairman of the Board, Chief Executive Officer
Thomas J. Meredith	58	Director
Virginia Gambale	48	Director
Michael J. Maples, Sr.	65	Director
David Sikora	46	Lead Director

Alfred T. Mockett, Chairman & Chief Executive Officer. Mr. Mockett joined the Company in February 2006 as Chairman and Chief Executive Officer. Prior to joining the Company, Mr. Mockett served as Chairman and Chief Executive Officer of American Management Systems Inc. (AMSY) from 2001 to 2004, a $1 billion IT consulting and professional services company which was acquired in 2004 by the CGI group. Before AMSY, Mr. Mockett served on the Executive Committee of BT from 1991 to 2001 in a range of divisional capacities, including Chief Executive Officer of BT Ignite.

Thomas J. Meredith has served as a Director of the Company since June 2003. In addition, Mr. Meredith sits on the Board of Motorola Inc. and, until recently, served as Executive Vice President and acting Chief Financial Officer at Motorola. He is also currently Chief Executive Officer of MFI Capital, a private investment firm. Mr. Meredith served as Managing Director of Dell Ventures and Senior Vice President of Business Development and Strategy for Dell Computer Corporation from 2000-2001.

Michael J. Maples, Sr. has served as a Director of the Company since June 1997. Mr. Maples currently manages private investments and ranches. From April 1988 to July 1995, Mr. Maples held various management positions at Microsoft Corporation, the most recent of which was Executive Vice President of the Worldwide Products Group and a member of the Office of the President. He also serves as Director of Lexmark International, Inc., a laser and inkjet printer manufacturer, Multimedia Games, a manufacturer of gaming equipment for Indian casinos, and Sonic Industries, a drive-in restaurant franchise.

Virginia Gambale has served as a Director of the Company since July 2004. Ms. Gambale served as a general partner in DB Capital Ventures until her retirement from Wall Street in 2003. Ms. Gambale has also served on a number of public and privately held boards including JetBlue (NASDAQ-JBLU), Workbrain, Synchronoss (NASDAQ-SNCR), IQ Financial and KNOA among others. She is currently the founder and Managing Partner of Azimuth Partners, a private investment firm.

David Sikora has served as a Director of the Company since January 2000. Mr. Sikora served as Chairman and CEO of several leading software companies, including Pervasive Software, Question Technologies and Ventix Systems. In addition, Mr. Sikora served as President and CEO of Houston-based ForeFront Group, Inc., a leading provider of e-Learning solutions for information technology professionals.

2007 Board Meetings

The Board held six meetings during the 2007 fiscal year. All directors, except Virginia Gambale, attended at least 75 percent (75%) of the total number of meetings of the Board during the 2007 fiscal year. All directors attended at least 75 percent (75%) of the total number of meetings held by all committees of the Board on which each served during the 2007 fiscal year. The Company has not adopted a formal policy on directors’ attendance at Board or stockholder meetings, because the Board believes that director attendance, preparedness and active participation have been stressed and substantially adhered to by the current Board members. The Board will continue to monitor director attendance and will formally adopt a policy if it deems appropriate.

Director Independence

The Board has determined that except for Alfred Mockett, the Company’s Chairman and Chief Executive Officer, no other director has a relationship, which in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that all other directors meet the criteria for independence under the Nasdaq listing standards. In addition, because the Chairman of the Board is also the Chief Executive Officer of the Company, the Board determined to appoint a lead director who meets the criteria for independence under the Nasdaq listing standards. David Sikora is the current lead director. The Board has also determined that the members of each of its committees, including the Audit Committee and the Nominating Committee, meet the criteria for membership applicable to each committee under the Nasdaq listing standards and applicable SEC rules and regulations.

There are no family relationships among the Company’s directors or executive officers.

During the year ended December 31, 2007, the Company did not enter into any material transactions or series of transactions which, in the aggregate, would be considered material in which any officer, director or beneficial owner of 5% or more of any class of the Company’s capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest, nor are any such transactions presently proposed.

Board Committees

Standing committees of the Board include the Audit Committee, Compensation Committee and the Nominating Committee. Committee members are appointed by the Board and serve until their successors are appointed and qualified or until their earlier resignation or removal.

The Board has appointed the following independent directors to serve as members of the Audit, Compensation and Nominating Committees:

	Audit	Compensation	Nominating
	Committee	Committee	Committee

Virginia Gambale		Chair
Michael J. Maples Sr.	Member	Member
Thomas J. Meredith	Chair		Member
David Sikora	Member		Chair

Nominating Committee.  The purpose of the Nominating Committee of the Board of is to (1) identify individuals qualified to become Board members; (2) recommend to the Board a slate of director nominees to be elected by the stockholders at each annual meeting of stockholders and, when appropriate, director appointees to take office between annual meetings; and (3) recommend to the Board membership on standing Board committees. The Nominating Committee operates pursuant to a charter, which can be viewed on the Company’s website at www.motive.com under the Investor Relations / Corporate Governance tab. Other information contained on the Company’s website, except as expressly noted otherwise, does not constitute a part of this Information Statement.

Audit Committee.  The Audit Committee assists the Board in fulfilling its responsibility to oversee (1) the quality and integrity of the Company’s financial statements and the process that produces them, (2) the Company’s compliance with legal and regulatory requirements and (3) the qualifications and independence of the Company’s independent registered public accountants. The Audit Committee also oversees the performance of the Company’s internal audit function. The Audit Committee has sole responsibility for the retention and termination of the Company’s independent registered public accountants. The Audit Committee operates pursuant to a charter, which can be viewed on the Company’s website at www.motive.com under the Investor Relations / Corporate Governance tab. The Company’s Audit Committee consisted of Tom Meredith, Dave Sikora and Harvey White, until Mr. White’s resignation from the Board on October 9, 2007. Mr. White was replaced by Mr. Maples. Other information contained on the Company’s website, except as expressly noted otherwise, does not constitute a part of this Information Statement.

All of the members of the Audit Committee are independent, as defined under Nasdaq Marketplace Rule 4200(a)(15), and met the independence requirements of rule 10A-3(b)(1)(i) under the Exchange Act, as well as the requirements of Nasdaq Marketplace Rule 4350(d)(2). Mr. Meredith serves as chairman of the Audit Committee and the Board of Directors has determined that Mr. Meredith qualifies as a “financial expert,” as defined by the rules of the SEC. The other Audit Committee members (Mr. Sikora and Mr. Maples) are financially literate for purposes of the SEC rules.

Compensation Committee.  The Compensation Committee’s primary function is to support the Board in fulfilling its oversight responsibilities relating to senior management performance, compensation and succession. In this regard, the Board and Compensation Committee strive to align total compensation for the CEO and other senior executives with the long-term interests of the stockholders. The Compensation Committee’s duties include: (1) making recommendations to the Board with respect to all compensation plans covering executive officers, (2) administering the Company’s equity plans, and (3) reviewing the Company’s employee benefits. The Compensation Committee may delegate approval of certain transactions to a subcommittee consisting of non-employee, outside directors. The Board may appoint a secondary compensation committee, composed of one or more directors, to administer the Company’s equity compensation plans with respect to employees and consultant who are not directors or Section 16 officers for purposes of the Exchange Act. The Compensation Committee operates pursuant to a charter, which can be viewed on the Company’s website at www.motive.com under the Investor Relations / Corporate Governance tab. Other information contained on the Company’s website, except as expressly noted otherwise, does not constitute a part of this Information Statement.

Board Composition and Director Considerations

Pursuant to the Nominating Committee’s charter, director nominees are recommended for Board selection by the Committee, which is comprised solely of independent members of the Board. The Board periodically assesses the appropriate size and composition of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating Committee reviews and assesses potential director candidates. Various methods are utilized for identifying and evaluating director candidates. Generally, candidates come to the Nominating Committee’s attention through recommendations of Board members, management or professional search firms, but the Nominating Committee considers qualified candidates recommended by stockholders who have complied with the procedures of the Company’s Amended and Restated Bylaws (the “Bylaws”). The Nominating Committee considers, in addition to other criteria, a Director candidate’s personal and professional integrity, experience, skills, ability, and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the best interests of the Company and its stockholders.

Director Recommendations by Stockholders

The Nominating Committee carefully considers all qualified director candidates, whether such candidates are recommended by a stockholder or otherwise. The Nominating Committee considers qualified candidates from many sources, but the Company has not adopted a formal policy on stockholders submitting director recommendations because it has deemed such a policy unnecessary in light of the low numbers of recommendations historically provided by stockholders. The Nominating Committee evaluates all director candidates, including incumbents, based on the considerations set forth above in “Board Composition and Director Considerations.”

The Bylaws establish deadlines and procedures that a stockholder must follow to nominate a director. A person must be a stockholder of record entitled to vote in the election of directors on the date that such person gives notice of the nomination for director. The stockholder must give written notice of the nomination, either by delivery or by United States mail, postage prepaid, and such notice must be received by the Company’s Secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the date on which the prior year’s notice of annual meeting was provided. If the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 calendar days after that anniversary, then, in order to be timely, a stockholder’s notice must be received at the Company’s principal executive offices by the later of the date that is 60 calendar days before the date of such annual meeting or the 10th day after the date on which public announcement of such annual meeting is first made.

A stockholder’s notice must set forth: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Company’s books, and of such beneficial owner, (ii) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner.

Any stockholder wishing to recommend a director candidate should send his recommendation to the Corporate Secretary at the address provided below.

The Nominating Committee continues to periodically reassess the Company’s need to adopt a formal policy for the receipt of director recommendations by stockholders and will implement such policy at the time it deems appropriate.

Communications with the Board

Stockholders may communicate with the Board, Board committees, non-management directors as a group and individual directors by submitting their communications in writing to the Company’s Corporate Secretary. All communications must identify the author, state that the author is a stockholder of the Company and be forwarded to the following address:

Motive, Inc.
12515 Research Boulevard, Building 5
Austin, Texas 78759-2220
Attn: Corporate Secretary
Re: Stockholder Communication

The Company’s Corporate Secretary will distribute all stockholder communications to the intended recipient upon receipt.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

Virginia Gambale, Michael J. Maples, Sr. and Tom Meredith served on the Company’s Compensation Committee during the fiscal year ended December 31, 2007. None of the Company’s executive officers served during fiscal year 2007 as a member of a board of directors or compensation committee of any entity that has had one or more executive officers which served as a member of the Board or Compensation Committee.

EXECUTIVE OFFICERS

The following table, together with the accompanying text, present certain information, as of June 30, 2008, with respect to each of the executive officers of the Company.

Name	Age	Position(s) Held with the Company

Alfred T. Mockett	59	Chairman of the Board, Chief Executive Officer
Richard Hanna	52	Chief Operating Officer
Jack Greenberg	58	General Counsel and Secretary
Michael Fitzpatrick	54	Chief Financial Officer
Markus Remark	44	Senior Vice President, World Wide Services
Anna Clepper	47	Vice President, Human Resources

Alfred T. Mockett, Chairman & Chief Executive Officer.  Mr. Mockett joined the Company in February 2006 as Chairman and Chief Executive Officer. Prior to joining the Company, Mr. Mockett served as Chairman and Chief Executive Officer of American Management Systems Inc. (AMSY) from 2001 to 2004, a $1 billion IT consulting and professional services company which was acquired in 2004 by the CGI group. Before AMSY, Mr. Mockett served on the Executive Committee of BT from 1991 to 2001 in a range of divisional capacities, including Chief Executive Officer of BT Ignite.

Richard Hanna, Chief Operating Officer.  Mr. Hanna joined the Company in August 2006 as Chief Operating Officer. Prior to joining the Company, Mr. Hanna served as President of Corinthian Capital from 2005 to 2006, a management services, advisory and investment company focused on telecommunications and its enabling technologies, and was the President of MCI — Small/Medium Business from 2003 to 2005.

Jack Greenberg, General Counsel and Secretary.  Mr. Greenberg joined the Company in August 2006 as General Counsel. Prior to joining the Company, Mr. Greenberg was General Counsel of Corinthian Capital from 2005 to 2006, a management services, advisory and investment company focused on telecommunications and its enabling technologies. He served as President of Jack Greenberg LLC from 2001 to 2006. From 1991 to 2000,

Mr. Greenberg held a number of senior legal and management positions at British Telecom, including Senior Vice President, Legal and International Development. He holds a law degree from the Rutgers School of Law.

Mike Fitzpatrick, Chief Financial Officer.  Mr. Fitzpatrick joined the Company in October 2006 as Chief Financial Officer. Prior to joining the Company, Mr. Fitzpatrick was the Chief Financial Officer of QuickArrow from 2005 to 2006 and was the Chief Financial Officer of Traq Wireless from 2003 to 2005. He is a Certified Public Accountant.

Markus Remark, Senior Vice President, Worldwide Services.  Mr. Remark joined the Company in September 2003 as Vice President, Services, EMEA and APAC. Mr. Remark was appointed as an executive officer of the Company in May of 2008. Prior to his appointment, Mr. Remark had responsibility for the Company’s service business in Europe, the Middle East, Africa and Asia/Pacific regions. Prior to joining the Company, Mr. Remark served as Service Executive-Europe for MatrixOne GmbH and General Manager/Partner for Adiatus Software GmbH from 2002 to 2003.

Anna Clepper, Vice President, Human Resources.  Ms. Clepper joined the Company in September 2000. Ms. Clepper has held various senior management positions at the Company and was appointed as an executive officer of the Company in September of 2007. Prior to joining the Company, Ms. Clepper was at Sterling Software from 1993 to 2000 where she held various senior positions including Vice President of Channel Sales and Vice President of Marketing.

Director and Executive Officer Involvement in Certain Legal Proceedings

To the Company’s knowledge, none of its directors or executive officers has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The Compensation Committee is responsible for (a) reviewing and making recommendations to the Board of Directors on matters relating to employee compensation and benefit plans, and (b) reviewing and determining the salaries and bonuses of executive officers of the Company and establishing the general compensation policies for such individuals.

The 2007 compensation structure for the Company’s executive officers was designed to provide incentives for these officers to maximize continued operations of the Company and development of the next generation of the Company’s software products while addressing the demands associated with the ongoing restatement of the Company’s historical financial statements and the resulting litigation and related matters. It is the Company’s general objective to provide the Company’s executive officers with (i) base salary at levels appropriate for the goals set for the Company’s management team, and (ii) performance-based incentives that reward solid financial and other performance with cash bonuses, restricted stock, and/or stock option awards.

Overall, the Compensation Committee believes that the compensation provided to the Company’s executive officers in 2007 was appropriate in light of the significant change in senior management that occurred during 2006, the extraordinary demands placed on management as a result of the restatement, the resulting litigation and related matters, general economic conditions, assessments of individual and corporate performance, and other relevant factors.

The table below summarizes the total compensation paid or earned by each the Company’s Chief Executive Officer and two other most highly compensated officers (“Named Executive Officers” or “NEOs”) for the years ended December 31, 2006 and 2007.

Summary Compensation Table

				Stock	Option	All Other
		Salary	Bonus	Awards(1)	Awards(1)	Compensation(2)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Alfred T. Mockett,	2007	350,000	334,333	230,601	589,829	87,818	1,592,581
Chairman and CEO(3)	2006	299,744	210,000	192,641	480,029	74,728	1,257,142
Richard Hanna,	2007	275,000	199,333	—	121,472	75,084	670,889
Chief Operating Officer(3)	2006	110,528	60,000	—	44,229	26,441	241,198
Jack Greenberg,	2007	225,000	143,000	—	78,772	73,281	520,053
General Counsel and Secretary(3)	2006	90,833	30,000	—	27,643	30,120	178,596

(1)	Stock Awards and Option Awards reflect the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R).

(2)	All Other Compensation is solely comprised of commuting expenses (air travel, hotel, car rental and meals) reimbursed by the Company for executives not living in Austin.

(3)	The Company has employment agreements with each of the Named Executive Officers. Under these employment agreements, base salaries for 2007 were established at the following amounts: Mr. Mockett — $350,000, Mr. Hanna — $275,000 and Mr. Greenberg -$225,000. In addition to base salary, each Named Executive Officer is entitled to an annual cash bonus and a retention bonus. The targeted annual cash bonus is equal to a percentage of their annual salary, as follows: Mr. Mockett — 100%, Mr. Hanna — 65% and Mr. Greenberg — 50%. Cash bonus amounts actually paid in calendar 2007 were determined by the Compensation Committee in its discretion based upon achievement of certain performance metrics. Pursuant to the Company’s Key Employee Incentive Bonus Plan, the Company has awarded retention bonuses (“Retention Bonuses”) to certain key employees of the Company, including the Executive Officers. The Retention Bonuses are cash awards which vest in accordance with the vesting schedules provided in each participant’s award agreement. In addition, the Award Agreements for the Executive Officers provide for a cash payment (a “Change in Control Premium Amount”) with respect to any Retention Bonus that has not yet fully vested at the time of a change in control. The Change in Control Premium Amount for any participant is equal to the product of the participant’s Change in Control Premium (which equals the excess, if any, of the fair market value of a share of Common Stock on the last trading day before consummation of the change in control over the fair market value of a share of Common Stock on the participant’s date of award of the Retention Bonus) and the quotient obtained by dividing (i) the original dollar amount of the participant’s Retention Bonus by (ii) the fair market value of a share of Common Stock on the date of the award of the Retention Bonus. The Change in Control Premium Amount is to be paid within 10 days following the consummation of the change in control. The Retention Bonus targets were determined by the Compensation Committee based on relative position within the Company and contribution.

Outstanding Equity Awards

Generally, the Compensation Committee makes restricted stock and/or stock option grants annually to certain of the Company’s executive officers. Each grant is designed to align the interests of the executive officer with those of the stockholders, and to provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each option grant allows the officer to acquire shares of Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to ten years). Each option generally becomes exercisable in a series of installments over a three-year period, contingent upon the officer’s continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the Shares appreciates over the option term.

The size of each option and/or restricted stock grant is set by the Compensation Committee in its discretion at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual’s current position with the Company, the individual’s personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The Compensation Committee also takes into account the number of unvested options and/or restricted shares held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes the outstanding equity awards at fiscal year end for each of the Company’s Named Executive Officers for the year ended December 31, 2007.

	Option Awards				Stock Awards
					Number of
	Number of	Number of			Shares or	Market Value
	Securities	Securities			Units of	of Shares or
	Underlying	Underlying	Option		Stock that	Units of Stock
	Unexercised	Unexercised	Exercise	Option	have not	that have
	Options	Options	Price	Expiration	Vested	not Vested
Name and Date of Grant or Award	Exercisable	Unexercisable	($)	Date	(#)	($)

Alfred T. Mockett
2/20/2006(1)	437,500	312,500	3.40	2/19/2013
9/25/2007(2)	33,333	166,667	1.85	9/24/2014
2/20/2006(3)	—	—			83,334	116,668
Richard Hanna
8/7/2006(4)	100,000	100,000	2.65	8/5/2013
9/25/2007(5)	16,666	83,334	1.85	9/24/2014
Jack Greenberg
8/7/2006(6)	62,500	62,500	2.65	8/6/2013
9/25/2007(7)	16,666	83,334	1.85	9/24/2014

(1)	Option was granted in February 2006 and vests quarterly over three years. Pursuant to a Stock Option Termination Agreement dated June 16, 2008, effective upon consummation of the Offer, these options will be cancelled.

(2)	Option was granted in September 2007 and vests quarterly over three years.

(3)	Restricted Stock was granted in February 2006 and vests quarterly over three years.

(4)	Option was granted in August 2006 and vests quarterly over three years. Pursuant to a Stock Option Termination Agreement dated June 16, 2008, effective upon consummation of the Offer, these options will be cancelled.

(5)	Option was granted in September 2007 and vests quarterly over three years.

(6)	Option was granted in August 2006 and vests in equal amounts quarterly over three years. Pursuant to a Stock Option Termination Agreement dated June 16, 2008, effective upon consummation of the Offer, these options will be cancelled.

(7)	Option was granted in September 2007 and vests in equal amounts quarterly over three years.

Retention Bonus Program

Pursuant to the Company’s Key Employee Incentive Bonus Plan, the Company has awarded retention bonuses (“Retention Bonuses”) to certain key employees of the Company, including the NEOs. The Retention Bonuses are cash awards which vest in accordance with the vesting schedules provided in each participant’s award agreement. In addition, the Award Agreements for the Executive Officers provide for a cash payment (a “Change in Control

Premium Amount”) with respect to any Retention Bonus that has not yet fully vested at the time of a change in control. The Change in Control Premium Amount for any participant is equal to the product of the participant’s Change in Control Premium (which equals the excess, if any, of the fair market value of a share of Common Stock on the last trading day before consummation of the change in control over the fair market value of a share of Common Stock on the participant’s date of award of the Retention Bonus) and the quotient obtained by dividing (i) the original dollar amount of the participant’s Retention Bonus by (ii) the fair market value of a share of Common Stock on the date of the award of the Retention Bonus. The Change in Control Premium Amount is to be paid within 10 days following the consummation of the change in control. The vesting of a participant’s award will be accelerated in connection with a change in control of the Company if either (i) the successor entity (or a parent or subsidiary of such successor entity) does not assume the award or (ii) such participant’s employment is terminated by the Company or successor entity, other than for cause, within 12 months following the change in control (except in the case where the participant is simultaneously re-employed by the Company or an affiliate of the Company). In order for a participant to be eligible to receive payment pursuant to the Retention Bonus, such participant must have been continuously employed with the Company from the date of the award through the date of payment, except (i) where the vesting of a participant’s award is accelerated due to a termination of employment by the Company or a successor entity, other than for cause, following a change in control, as described above, or (ii) where the participant’s employment with the Company is terminated due to death or disability following the vesting of an award but prior to the payment thereof. In addition, the Company, in its sole discretion, may convert all of the unvested portion of any Retention Bonus to a replacement restricted stock unit award on the terms and subject to the conditions of the Key Employee Incentive Bonus Plan.

The Company has granted Retention Bonuses pursuant to the Key Employee Incentive Bonus Plan to the NEOs as described below:

Aggregate Amount of
Name	Retention Bonus ($)

Alfred T. Mockett	429,667
Richard Hanna	300,767
Jack Greenberg	204,500

Each of these Retention Bonuses vests in three equal installments. The first installment vested on December 31, 2007 and was paid in January 2008. However, upon a change in control of the Company, in certain situations (as described above), the vesting of the Retention Bonuses will be accelerated.

Post-Employment Benefits

The Company currently has employment agreements with all of its NEO’s that include post-employment severance and change-in-control benefits. The Company’s NEO’s are eligible for severance benefits following the occurrence of a change in control (as defined in each employment agreement), if their employment is terminated or if a NEO resigns for good reason (as defined in each employment agreement).

The following table, based on a change in control having occurred as of June 30, 2008, shows the estimated payments and benefits that would be provided to each Executive Officer under his respective employment agreement following a change in control. For Mr. Mockett the actual accrued bonus amounts would be dependent on when in the year the change in control occurs and such amounts are payable only upon Mr. Mockett’s termination or resignation. For Mr. Mockett, the accrued bonus numbers below have been calculated based on two fully completed quarters relative to the entire year. For Messrs. Hanna and Greenberg, the accrued bonus amount is not prorated but is for one year regardless of when the change in control occurs. The Retention Bonus column reflects the change in control acceleration of retention bonuses originally to be paid in 2008 thru 2010. See “Retention Bonus Program” above.

		Accrued	Retention
	Severance	Bonus	Bonus(1)	Total
	($)	($)	($)	($)

Alfred T. Mockett(2)	350,000	175,000	429,667	954,667
Richard Hanna	137,500	165,000	300,767	603,267
Jack Greenberg	112,500	112,500	204,500	429,500

(1)	Included in retention bonus for each NEO is their 2008 grant, as follows: Mr. Mockett — $170,000; Richard Hanna — $119,000 and Mr. Greenberg — $85,000. Also included is the value of the stock price appreciation from the 2008 grant price of $1.70 for Alfred Mockett — $53,000; Richard Hanna — $37,100; and Jack Greenberg — $26,500.

(2)	The Company is also required to pay Mr. Mockett’s medical insurance for one year following termination of employment.

Upon a change in control, all of the then unvested stock options and restricted stock then held by the Company’s NEO’s would be immediately vested in full. If a change in control had occurred on June 30, 2008, the following Shares would have been subject to such accelerated vesting:

	Alfred		Richard		Jack
Restricted Stock/Options	Mockett		Hanna		Greenberg

Restricted Stock	50,000
Options by Strike Price:
$1.85	133,334		66,667	(1)	66,667	(1)
$2.65			66,667	(2)	41,667	(2)
$3.40	187,500	(2)

(1)	Pursuant to the applicable option agreement, in the case of a change in control, these unvested stock options will not immediately vest unless the Executive Officer’s employment is terminated as well. However, pursuant to the Merger Agreement all unvested stock options will vest at least 15 days prior to the Effective Time.

(2)	Pursuant to Stock Option Termination Agreements dated June 16, 2008, effective upon consummation of the Offer, these options will be cancelled.

Upon the Company’s termination of employment of any NEO without cause, and not involving a change in control, Richard Hanna and Jack Greenberg would be entitled to receive a cash severance equal to the greater of the remaining term of their respective employment agreement or six months; and Alfred Mockett would be entitled to receive a cash severance equal to his annual base salary. The accrued bonus numbers in the table below would be dependent on when in the year the termination occurs and have been calculated based on fully completed quarters relative to the entire year.

		Accrued
	Severance	Bonus	Total
Cash Paid Out	($)	($)	($)

Alfred T. Mockett(1)	350,000	175,000	525,000
Richard Hanna	137,500	82,500	220,000
Jack Greenberg	112,500	56,250	168,750

(1)	The Company is also obligated to pay Mr. Mockett’s medical insurance for one year following termination of employment.

Director Compensation

Directors fees include an annual retainer for all non-employee directors, fees for service as a board committee chair, fees for service as lead director, and meeting attendance fees. The chart below outlines these fees, which are only applicable to non-employee board members.

Board of Director Fees ($)

Annual Retainer:	25,000
Committee Chair Fees:
Audit Committee Chair	20,000
Compensation Committee Chair	10,000
Nominating Committee Chair	5,000
Lead Director Fee:	20,000
Meeting Attendance Fees:
Per Meeting Attended (Board Meetings)	1,500
Per Meeting Attended (Audit Committee Meetings)	1,250
Per Meeting Attended (All Other Committee Meetings)	1,000

Each non-employee director is permitted to choose whether to receive the Annual Retainer, lead director and/or committee chair fees either in cash or in an amount of stock options equivalent in value to the amount of cash that would have been paid plus 20%. Each of the Company’s non-employee directors is also eligible to receive equity awards under the Company’s equity plans.

2007 Director Compensation

The following table sets forth certain information concerning the compensation earned in 2007 by the Company’s non-employee directors who served in 2007.

Director Compensation

				Total	Total
				Options	Options
	Fees Earned	Option		Granted as	Granted in
	or Paid in	Awards	Total	of 12/31/07	2007
Name	Cash ($)	($)(1)	($)	(#)	(#)

Thomas J. Meredith	62,750	130,238	192,988	199,574	94,444
Michael J. Maples, Sr.	33,500	104,065	137,565	159,678	44,444
Virginia Gambale	48,500	111,482	159,982	127,136	44,444
David Sikora	57,250	143,460	200,710	224,801	44,444
Harvey White(2)	43,750	131,819	175,569	106,414	22,222

Totals	245,750	621,064	866,814	817,603	249,998

(1)	The amounts under the column heading Options Awards reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123(R), of stock options, and thus include amounts from awards both granted in and prior to 2007.

(2)	Harvey White resigned from the Board on October 9, 2007.

ANNEX B

PRIVILEGED AND
CONFIDENTIAL

June 16, 2008

Board of Directors
Motive, Inc.
12515 Research Boulevard
Building 5
Austin, TX 78759-2220

Ladies and Gentlemen:

We understand that Motive, Inc., a Delaware corporation (“Company”), Lucent Technologies Inc., a Delaware corporation (“Parent”), and Magic Acquisition Subsidiary Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger in substantially the form presented to us on June 16, 2008 (the “Merger Agreement”), pursuant to which Merger Sub will, within thirty (30) days following the execution of the Merger Agreement, commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares (the “Company Shares”) of common stock, par value $0.001 per share, of Company, at a price per share of Two Dollars and Twenty-Three Cents ($2.23) in cash (the “Offer Price”). Following the consummation of the Offer, the Merger Agreement provides that Merger Sub will be merged with and into Company, which will be the surviving entity and a wholly owned subsidiary of Parent (the “Merger”), and each Company Share that is not tendered and accepted pursuant to the Offer (other than shares held by Parent, Merger Sub, Company, any subsidiary thereof or any stockholder who demands and perfects appraisal rights) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

You have asked us for our opinion as investment bankers as to whether the Offer Price to be received by the stockholders of Company (other than Parent, Merger Sub, Company, any subsidiary thereof) in the Offer and the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Company, including certain consolidated financial statements and certain other relevant financial and operating data relating to Company made available to us from published sources and from the internal records of Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) compared Company from a financial point of view with certain other companies which we deemed to be relevant; (iv) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to the Offer and the Merger; (v) reviewed and discussed with representatives of the management of Company certain information of a business and financial nature regarding Company, furnished to us by them, including certain financial forecasts and related assumptions of Company; (vi) made inquiries regarding and discussed the Offer, the Merger and the draft Merger Agreement and other matters related thereto with Company’s counsel and auditor; (vii) reviewed the reported price and trading activity for the Company Shares; and (viii) performed such other analyses and examinations as we have deemed appropriate, including, without limitation, examinations of current regulatory activities and investigations involving Company, which we deem to be material to the Company’s business or its ability to regain its status as a company listed on a national securities exchange.

In connection with our review, we have not assumed any obligation independently to verify, and have not independently verified, the foregoing information and have relied on this information being accurate and complete in all material respects. With respect to the financial forecasts for Company provided to us by Company’s management, with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of Company’s management at the time of preparation as to the future financial performance of Company and that they provide a reasonable basis upon which we can form our opinion. With respect to the financial forecasts for Company provided to us by Company’s management, for purposes of our analyses we have adjusted such forecasts to reflect more conservative assumptions regarding the growth of the mobility business than those made by Company’s management. We have discussed the adjusted forecasts with Company’s management and they have acknowledged our use of such adjusted forecasts in arriving at our opinion. We have also assumed that there has been no material change in Company’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have assumed no responsibility for, and assume that the Company has obtained the advice of outside counsel and independent accountants, as to all legal and financial reporting matters with respect to Company, the Offer, the Merger and the draft Merger Agreement, including the (i) status and potential implications of the litigation, regulatory activities and investigations involving Company and (ii) impact of litigation, regulatory activities and investigations on the (A) financial reporting of Company and (B) periodic reports of Company filed with the Securities and Exchange Commission, the results of which advice we have relied on without further investigation where we deemed it appropriate. We have assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Company, nor have we been furnished with any such appraisals. This opinion does not address the consequences of, nor do we express any opinion as to any consideration that may be received in the Merger by, stockholders perfecting and pursuing appraisal rights as permitted by applicable law. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the executed Merger Agreement will conform in all material respects to the draft Merger Agreement reviewed by us and that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Company, Parent or Merger Sub of any of the conditions to their obligations thereunder.

We have acted as financial advisor to Company in connection with the Offer and the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have performed various investment banking services for Company, including acting as an underwriter in connection with the Company’s initial public offering in June 2004.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Offer Price to be received by the stockholders of Company (other than Parent, Merger Sub, Company, any subsidiary thereof) in the Offer and the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

This opinion has been approved by an authorized committee of Thomas Weisel Partners LLC. It is directed to the Board of Directors of Company in its consideration of the Offer and the Merger and is not a recommendation to any stockholder as to whether or not any stockholder should tender such Company Shares in connection with the Offer or as to how such stockholder should, if necessary, vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Offer Price to the stockholders and does not address the relative merits of the Offer, the Merger and any alternatives to the Offer and the Merger, Company’s underlying decision to proceed with or effect the Offer, the Merger, any other transaction as compared to the Offer or the Merger, or any other aspect of the transactions contemplated by the draft Merger Agreement. In addition, this opinion does not address the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Company; nor does it address the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, or any equity issued to, any of Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the Offer Price. This opinion may not be used or referred to by Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any solicitation/recommendation statement or proxy statement of Company filed with the Securities and Exchange Commission in connection with Offer or the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

/s/  THOMAS WEISEL PARTNERS LLC
THOMAS WEISEL PARTNERS LLC

ANNEX C

DGCL Section 262: Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Letter to the stockholders of the Company, dated July 16, 2008.
(a)(2)	Offer to Purchase, dated July 16, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2)(B) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(4)	Opinion of Thomas Weisel Partners, dated June 16, 2008 (included as Annex B to this Statement).
(a)(5)	Joint Press Release of Alcatel Lucent and the Company, dated June 17, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 17, 2008).
(a)(6)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).
(e)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 17, 2008).
(e)(2)	Information Statement of the Company, dated July 16, 2008 (included as Annex A to this Statement).
(e)(3)	Exclusivity Letter, dated April 24, 2008, between the Company and Alcatel Lucent.
(e)(4)	Nondisclosure Agreement, dated March 28, 2007, between the Company and Parent.
(e)(5)	The Company’s Key Employee Incentive Bonus Plan, effective as of May 29, 2007 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(6)	Form of Cash Award Agreement under the Company’s Key Employee Incentive Bonus Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(7)	Form of Indemnification Agreement for directors and officers (incorporated herein by reference to Exhibit 10.5 of the Company’s registration statement on Form S-1 (File No. 333-111030) filed on December 9, 2003).
(e)(8)	Employment Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(9)	Restricted Stock Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(10)	Amendment to Restricted Stock Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(11)	Non-Qualified Stock Option Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(12)	Stock Option Termination Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(13)	Indemnification Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(14)	Employment Agreement, dated September 27, 2007, between the Company and Richard Hanna (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(15)	Employment Agreement, dated September 27, 2007, between the Company and Jack Greenberg (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(16)	Employment Agreement, dated September 27, 2007, between the Company and Mike Fitzpatrick (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 10, 2007).

Exhibit
Number	Description

(e)(17)	Employment Agreement, dated September 18, 2003, between Motive Communications Deutschland GmbH and Markus Remark.
(e)(18)	Proposed Employment Agreement, between the Company and Markus Remark.
(e)(19)	Employment Agreement, dated December 7, 2007, between the Company and Anna E. Clepper (incorporated herein by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(20)	The Company’s 2006 Director Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(21)	Form of Amendment to Employment Agreements of Certain Officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(22)	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc., and each of Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Virginia Gambale, Mike Maples, Tom Meredith and Dave Sikora (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(23)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(24)	Amendment to Amended and Restated Equity Incentive Plan of Motive, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(g)	Not applicable.